


FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001257102**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, August 4, 2005, Series 2005-CB4	**333-117349**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 8, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.



By: ______________________

Name: Susan Mills

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.


RECEIVED
AUG 0 9 2005
190

EXHIBIT INDEX

Exhibit No.	Description	Format
99.5	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.



C-BASS
CREDIT-BASED ASSET SERVICING
AND SECURITIZATION LLC

citigroup

RMBS New Issue Term Sheet

$463,448,000 Offered Certificates (approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2005-CB4

Offered Certificates: AV-1, AV-2, AV-3, AF-1, AF-2, AF-3, AF-4, M-1, M-2, M-3, M-4, M-5 & M-6

Citigroup Global Markets, Inc.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

July 25, 2005

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2005-CB4

Certificates (1)

Class	*Expected* Approximate Size(2)	Group	Interest Type	Class / Principal Type	*Expected* WAL (yrs) *(Call/Mat)*	*Expected* Principal Window (mos) *(Call/Mat)*	*Expected* Final Scheduled Distribution Date(5) *(Call/Mat)*	*Expected* Ratings			
								Moody's	S&P	Fitch	DBRS(8)
AV-1(3)(4)(6)	135,105,000	I	Float	Sr/Seq	1.00/1.00	1-22/1-22	May-07/May-07	Aaa	AAA	AAA	AAA
AV-2(3)(4)(6)	80,480,000	I	Float	Sr/Seq	2.89/2.89	22-70/22-70	May-11/May-11	Aaa	AAA	AAA	AAA
AV-3(3)(4)(6)	5,133,000	I	Float	Sr/Seq	6.31/6.31	70-83/70-83	Jun-12/ Jun-12	Aaa	AAA	AAA	AAA
AF-1(3)(4)	92,977,000	II	Float	Sr/Seq	1.00/1.00	1-25/1-25	Aug-07/Aug-07	Aaa	AAA	AAA	AAA
AF-2(3)(4)	43,199,000	II	Fixed	Sr/Seq	3.00/3.00	25-61/25-61	Aug-10/Aug-10	Aaa	AAA	AAA	AAA
AF-3(3)(4)	27,477,000	II	Fixed	Sr/Seq	6.53/9.14	61-83/61-190	Jun-12/May-21	Aaa	AAA	AAA	AAA
AF-4(3)(4)	18,184,000	II	Fixed	Sr/NAS	6.35/7.04	47-83/47-188	Jun-12/Mar-21	Aaa	AAA	AAA	AAA
M-1(3)(4)	16,051,000	I & II	Float	Mez	4.85/5.39	44-83/44-161	Jun-12/Dec-18	Aa1	AA+	AA+	AA(h)
M-2(3)(4)	14,777,000	I & II	Float	Mez	4.77/5.29	42-83/42-155	Jun-12/ Jun-18	Aa2	AA	AA	AA
M-3(3)(4)	6,370,000	I & II	Float	Mez	4.74/5.24	41-83/41-148	Jun-12/Nov-17	Aa3	AA	AA	AA
M-4(3)(4)	10,446,000	I & II	Float	Mez	4.71/5.20	40-83/40-145	Jun-12/Aug-17	A1	AA-	AA-	AA(l)
M-5(3)(4)	7,389,000	I & II	Float	Mez	4.68/5.15	40-83/40-139	Jun-12/Feb-17	A2	A+	A+	A(h)
M-6(3)(4)	5,860,000	I & II	Float	Mez	4.67/5.12	39-83/39-134	Jun-12/Sep-16	A3	A	A	A
B-1(3)(4)(7)	7,389,000	I & II	Float	Sub	Not Offered Hereby			Baa1	A-	A-	A(l)
B-2(3)(4)(7)	5,605,000	I & II	Float	Sub	Not Offered Hereby			Baa2	BBB+	BBB+	BBB(h)
B-3(3)(4)(7)	5,605,000	I & II	Float	Sub	Not Offered Hereby			Baa3	BBB	BBB	BBB
B-4(3)(4)(7)	4,586,000	I & II	Fixed	Sub	Not Offered Hereby			Ba1	BBB-	BBB-	BBB(l)
B-5(3)(4)(7)	5,096,000	I & II	Fixed	Sub	Not Offered Hereby			Ba2	BB+	BB+	BB(h)
B-6(3)(4)(7)	5,096,000	I & II	Fixed	Sub	Not Offered Hereby			NR	BB+	BB+	BB+
B-7(3)(4)(7)	3,822,000	I & II	Fixed	Sub	Not Offered Hereby			NR	BB	BB	BB

(1) The Offered Certificates will be priced to the Optional Termination Date. The Class AV-1, Class AV-2, Class AV-3 and Class AF-1 Certificates, the Class M Certificates and the Subordinate Certificates (other than the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates) will settle flat. The Class AF-2, Class AF-3, Class AF-4, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates will settle with accrued interest, beginning on July 1, 2005.
(2) The Approximate Size is subject to a permitted variance of plus or minus 5%.
(3) The pass-through rates on the Class AF-2, Class AF-3, Class AF-4, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates will increase by 0.50% on the first Distribution Date after the Optional Termination Date and the certificate margin on the Class AV-1, Class AV-2, Class AV-3 and Class AF-1 Certificates will equal 2 times their original applicable margins on the first Distribution Date after the first possible Optional Termination Date. The certificate margin on each class of the Class M Certificates and the Subordinate Certificates (other than the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates) will equal 1.5 times its original certificate margin on the first Distribution Date after the Optional Termination Date.
(4) The Certificates will be subject to the Rate Cap as described herein.
(5) The Expected Final Scheduled Distribution Date is calculated based on the Pricing Speed.
(6) The Class AV-1, Class AV-2 and Class AV-3 Certificates will be sized based on investor demand and may be either combined or further divided.
(7) The Subordinate Certificates will be privately placed and will not be offered pursuant to the prospectus. Information presented herein for the Subordinate Certificates is solely to assist purchasers of the Offered Certificates.
(8) The symbols (h) and (l) represent DBRS's high and low subcategories, respectively.

Pricing Speed

Fixed Mortgage Loans: The Pricing Speed for the fixed rate Mortgage Loans is 23% HEP (assumes that prepayments start at 2.3% CPR in month 1, increase to 23% CPR by month 10, and remain constant at 23% CPR thereafter).

Adjustable Mortgage Loans: The Pricing Speed for the adjustable rate Mortgage Loans is 100% PPC (assumes that prepayments start at 2% CPR in month 1, an additional CPR of 1/11th of 28% for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 22, increasing to and remaining constant at 50% CPR from month 23 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter).

Summary of Important Dates

Deal Information		***Collateral Information***	
Expected Pricing	Week of July 25th	Cut-off Date	07/01/2005
Expected Closing	08/10/2005	Next Payment	08/01/2005
First Distribution	08/25/2005		
Expected Stepdown	08/25/2008		

Bond Information

Class	Dated Date	Initial Accrual Days*	Interest Accrual Method	Delay Days	*Expected* Final Scheduled Distribution Date (Call/Mat) **	REMIC Maturity Date ***
AV-1	8/10/2005	0	Act/360	0	May-07/May-07	08/25/2035
AV-2	8/10/2005	0	Act/360	0	May-11/May-11	08/25/2035
AV-3	8/10/2005	0	Act/360	0	Jun-12/ Jun-12	08/25/2035
AF-1	8/10/2005	0	Act/360	0	Aug-07/Aug-07	08/25/2035
AF-2	07/01/2005	39	30/360	24	Aug-10/Aug-10	08/25/2035
AF-3	07/01/2005	39	30/360	24	Jun-12/May-21	08/25/2035
AF-4	07/01/2005	39	30/360	24	Jun-12/Mar-21	08/25/2035
M-1	8/10/2005	0	Act/360	0	Jun-12/Dec-18	08/25/2035
M-2	8/10/2005	0	Act/360	0	Jun-12/ Jun-18	08/25/2035
M-3	8/10/2005	0	Act/360	0	Jun-12/Nov-17	08/25/2035
M-4	8/10/2005	0	Act/360	0	Jun-12/Aug-17	08/25/2035
M-5	8/10/2005	0	Act/360	0	Jun-12/Feb-17	08/25/2035
M-6	8/10/2005	0	Act/360	0	Jun-12/Sep-16	08/25/2035
B-1			Not Offered Hereby			
B-2			Not Offered Hereby			
B-3			Not Offered Hereby			
B-4			Not Offered Hereby			
B-5			Not Offered Hereby			
B-6			Not Offered Hereby			
B-7			Not Offered Hereby			

* See footnote (1) on page 2.
** The Expected Final Scheduled Distribution Date is calculated based on the Pricing Speed.
*** The REMIC Maturity Date is the Distribution Date following the scheduled maturity date for the Mortgage Loan with the latest possible maturity date.

Contacts

Mortgage Finance:	Phil Seares	(212) 723-1145
	Agnes Teng	(212) 723-6799
	Mitch Garrett	(212) 723-6932
MBS Trading:	Matt Cherwin	(212) 723-6325
	Eliot Rubenzahl	(212) 723-6325
MBS Structuring:	Shekhar Shah	(212) 723-5386
	Neil Aggarwal	(212) 723-6420

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Certificates, Series 2005-CB4.
Senior Certificates:	The Class AV-1, Class AV-2, Class AV-3, Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Subordinate Certificates:	The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates. The Subordinate Certificates will be privately placed and will not be offered pursuant to the prospectus.
Offered Certificates:	The Senior Certificates and the Class M Certificates.
Certificates:	The Offered Certificates and the Subordinate Certificates.
Floating Rate Certificates:	The Class AV-1, Class AV-2, Class AV-3, Class AF-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates.
Fixed Rate Certificates:	The Class AF-2, Class AF-3, Class AF-4, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates.
Group I Senior Certificates:	The Class AV-1, Class AV-2 and Class AV-3 Certificates.
Group II Senior Certificates:	The Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates.
Lead Manager:	Citigroup Global Markets, Inc.
Depositor:	Citigroup Global Markets, Inc.
Servicer:	Litton Loan Servicing LP, a subsidiary of the Seller.
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS").
Trustee:	J.P. Morgan Chase Bank.
Custodian:	The Bank of New York.
Rating Agencies:	Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P"), Fitch Ratings ("Fitch"), Dominion Bond Rating Service, Inc ("DBRS")

Cut-off Date:	The close of business on July 1, 2005.
Closing Date:	On or about August 10, 2005
Distribution Dates:	Distribution of principal and interest on the Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in August 2005.
Payment Delay:	With respect to the Group I Senior Certificates, the Class AF-1 Certificates, the Class M and Subordinate Certificates (other than the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates), 0 days. With respect to the Group II Senior Certificates (other than Class AF-1 Certificates), the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates, 24 days.
Day Count:	With respect to the Group I Senior Certificates, the Class AF-1 Certificates, the Class M and Subordinate Certificates (other than the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates), Actual/360. With respect to the Group II Senior Certificates (other than Class AF-1 Certificates), the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates, 30/360.
Servicing Fee:	0.50% per annum.
Trustee Fee:	0.0065% per annum.
Optional Termination Date:	Any Distribution Date on which the aggregate principal balance of the Mortgage Loans is 10% or less than the aggregate Cut-off Date principal balance of the Mortgage Loans.
Denomination:	$25,000 and multiples of $1 in excess thereof.
ERISA Eligibility:	The Senior Certificates are expected to be eligible for purchase by employee benefit plans and other plans or arrangements subject to ERISA or to Section 4975 of the Code subject to certain conditions. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	The Offered Certificates will ***not*** be SMMEA eligible.
Tax Status:	The Offered Certificates will be designated as regular interests in one or more REMICs and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

Monthly Servicer Advances: The Servicer is required to advance at least one business day prior to each Distribution Date scheduled principal and interest payments (net of the Servicing Fee) that were due during the related collection period that are not received by the related determination date until it deems such advances to be non-recoverable. The Servicer will make only limited advances with respect to the unpaid principal balance remaining at maturity of a balloon loan, will not make any advances of principal on REO properties and is not required to make any advances of principal on second lien mortgage loans. The Servicer is not obligated to make such advance with respect to a reduction in the monthly payment due to bankruptcy proceedings or the application of the Servicemembers Civil Relief Act (the "Relief Act") or any similar state laws.

Mortgage Loans: As of the Collateral Cut-off Date, 3,117 adjustable rate and fixed rate, closed-end mortgage loans, secured by 1st and 2nd lien, level pay, interest only and balloon mortgages on primarily 1-4 family properties with an aggregate principal balance as of the Cut-off Date of $509,564,448.92. References to percentages or balances herein are with respect to the Collateral Cut-off Date Mortgage Loans and are based on the aggregate principal balance of such Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Senior Certificates, the Mortgage Loans have been divided into two loan groups:

- Group I Mortgage Loans will consist of approximately 1,327 conforming and non-conforming adjustable rate Mortgage Loans with an aggregate principal balance of $279,390,839.06.
- Group II Mortgage Loans will consist of approximately 1,790 conforming and non-conforming fixed rate Mortgage Loans with an aggregate principal balance of $230,173,609.86.

Realized Losses:	Losses resulting from the liquidation of defaulted mortgage loans will first be applied to excess interest, if any, and will then reduce the level of the Overcollateralization Amount. If there is no excess interest and no Overcollateralization Amount, such losses will be allocated to the Class M Certificates and the Subordinate Certificates in reverse order of seniority as follows: to the Class B-7, Class B-6, Class B-5, Class B-4, Class B-3, Class B-2, Class B-1, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates in that order. Realized Losses will not be allocated to the Senior Certificates.
Special Hazard Losses:	Special Hazard Losses are generally Realized Losses that result from direct physical damage to mortgaged properties caused by natural disasters and other hazards (i) which are not covered by hazard insurance policies (such as earthquakes) and (ii) for which claims have been submitted and rejected by the related hazard insurer and any shortfall in insurance proceeds for partial damage due to the application of the co-insurance clauses contained in hazard insurance policies. Special Hazard Losses will be allocated as described above, except that if the aggregate amount of such losses, as of any date of determination, exceeds the greatest of (i) 1.00% of the principal balance of the Mortgage Loans as of the Cut-off Date, (ii) two times the amount of the principal balance of the largest Mortgage Loan or (iii) an amount equal to the aggregate principal balances of the Mortgage Loans in the largest zip-code concentration in the State of California, such excess losses will be allocated among all the outstanding classes (other than the Senior Certificates), pro rata, based on their respective certificate principal balances.

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Interest, Overcollateralization and Subordination.

Certificate Credit Enhancement

(1) The Senior Certificates are enhanced by Excess Interest, approximately 21.00% in Class M and Subordinate Certificates and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Interest, approximately 17.85% in Class M and Subordinate Certificates and the Overcollateralization Amount.

(3) The Class M-2 Certificates are enhanced by Excess Interest, approximately 14.95% in Class M and Subordinate Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Interest, approximately 13.70% in Class M and Subordinate Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Interest, approximately 11.65% in Class M and Subordinate Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Interest, approximately 10.20% in Class M and Subordinate Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Interest, approximately 9.05% in Subordinate Certificates and the Overcollateralization Amount.

(8) The Class B-1 Certificates are enhanced by Excess Interest, approximately 7.60% in Subordinate Certificates and the Overcollateralization Amount.

(9) The Class B-2 Certificates are enhanced by Excess Interest, approximately 6.50% in Subordinate Certificates and the Overcollateralization Amount.

(10) The Class B-3 Certificates are enhanced by Excess Interest, approximately 5.40% in Subordinate Certificates and the Overcollateralization Amount.

(11) The Class B-4 Certificates are enhanced by Excess Interest, approximately 4.50% in Subordinate Certificates and the Overcollateralization Amount.

(12) The Class B-5 Certificates are enhanced by Excess Interest, approximately 3.50% in Subordinate Certificates and the Overcollateralization Amount.

(13) The Class B-6 Certificates are enhanced by Excess Interest, approximately 2.50% in Subordinate Certificates and the Overcollateralization Amount.

(14) The Class B-7 Certificates are enhanced by Excess Interest and the Overcollateralization Amount.

Expected Target Overcollateralization Amount:

Prior to the Stepdown Date, 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On and after the Stepdown Date, if a Trigger Event is not in effect, the lesser of (i) 1.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the greater of (x) 3.50% of the aggregate current principal balance of the Mortgage Loans and (y) 0.52% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. If a Trigger Event is in effect, the Target Overcollateralization Amount will be the Target Overcollateralization Amount from the previous period. The Targeted Overcollateralization Amount will equal zero once the certificate principal balances of the Offered Certificates and the Subordinate Certificates are zero

Overcollateralization Floor:

For any Distribution Date, the Overcollateralization Floor (the "OC Floor") will equal 0.52% of the aggregate initial principal balance of the Mortgage Loans as of the Cut-off Date.

Overcollateralization Amount: On any Distribution Date, the excess, if any, of (x) the aggregate principal balance of the Mortgage Loans as of the last day of the related Collection Period over (y) the aggregate certificate principal balance of all classes of Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Deficiency: On any Distribution Date, the excess, if any, of (x) the Target Overcollateralization Amount for such Distribution Date over (y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any applied realized loss amounts on such Distribution Date.

Overcollateralization Release Amount: On any Distribution Date, on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Certificates on such Distribution Date, over (ii) the Target Overcollateralization Amount for such Distribution Date. With respect to any Distribution Date before the Stepdown Date or on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

Senior Enhancement Percentage: On any Distribution Date, is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M and Subordinate Certificates and (ii) the Overcollateralization Amount, in each case before taking into account principal distributions on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related collection period.

Stepdown Date: The later to occur of (x) the earlier to occur of (i) the Distribution Date on which the aggregate certificate principal balance of the Senior Certificates is reduced to zero and, (ii) the later of (x) the Distribution Date in August 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to 42.00%.

Expected Credit Support Percentage:

Class	Initial Credit Support	After Stepdown Support
Senior	21.00%	42.00%
M-1	17.85%	35.70%
M-2	14.95%	29.90%
M-3	13.70%	27.40%
M-4	11.65%	23.30%
M-5	10.20%	20.40%
M-6	9.05%	18.10%
B-1	7.60%	15.20%
B-2	6.50%	13.00%
B-3	5.40%	10.80%
B-4	4.50%	9.00%
B-5	3.50%	7.00%
B-6	2.50%	5.00%
B-7	1.75%	3.50%

Trigger Event: Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the related collection period:

i. The "Rolling Six Month 60+ Delinquency Percentage" equals or exceeds 38% of the Senior Enhancement Percentage; or

ii. The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such related collection period divided by the initial aggregate principal balance of the Mortgage Loans exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Dates	Cumulative Realized Loss Percentage
August 2007 – July 2008	1.10%
August 2008 – July 2009	2.45%
August 2009 – July 2010	4.00%
August 2010 – July 2011	5.20%
August 2011 – July 2012	5.95%
August 2012 and thereafter	6.05%

60+ Day Delinquent Loan: Each Mortgage Loan with respect to which any portion of a monthly payment is, as of the last day of the prior collection period, two months or more past due, each Mortgage Loan in foreclosure, all REO Property and each Mortgage Loan for which the Mortgagor has filed for bankruptcy after the Closing Date.

Rolling Six Month 60+ Day Delinquency Percentage: With respect to any Distribution Date, the average of the percentage equivalents of the fractions determined for each of the six immediately preceding collection periods, the numerator of each of which is equal to the aggregate Principal Balance of Mortgage Loans that are 60+ Day Delinquent Loans as of the end of the day immediately preceding the end of each such collection period, and the denominator of which is the aggregate Mortgage Loan balance as of the end of the related collection period.

Pass-Through Rate:

On each Distribution Date prior to and including the Optional Termination Date, the Pass-Through Rate for the Certificates is as follows:

The Pass-Through Rate for the Floating Rate Certificates for any Distribution Date will be the least of:

(i) the sum of (x) one-month LIBOR as determined for the related period and (y) the related certificate margin for the applicable class,

(ii) the applicable Rate Cap for such Distribution Date, and

(iii) the applicable Maximum Rate Cap for such Distribution Date.

The Pass-Through Rate for the Fixed Rate Certificates for any Distribution Date will be the lesser of:

(i) the certificate coupon for such Distribution Date, and

(ii) the applicable Rate Cap for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class AV-1, Class AV-2, Class AV-3 and Class AF-1 Certificates will be equal to 2 times their respective initial margins and for the Class M and Subordinate Certificates (other than the Class B-4, Class B-5, Class B-6 and Class B-7 Certificates), the related certificate margins will be 1.5 times their respective initial margins.

On the Distribution Date after the Optional Termination Date, the coupon on the Fixed Rate Certificates will increase by 0.50% per annum.

Interest Accrual:

Interest will accrue on the Certificates at the applicable Pass-Through Rate.

- Interest on the Floating Rate Certificates will accrue initially from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the applicable Distribution Date on an Actual/360 basis.
- Interest on the Fixed Rate Certificates will accrue on such Certificates from and including the first day of the calendar month preceding that Distribution Date up to and including the last day of such month, on a 30/360 basis.

Group I Rate Cap:

The Group I Rate Cap for any Distribution Date will be a per annum rate equal to the weighted average of the Group I Mortgage Interest Rates (net of the Servicing Fees and Trustee Fees), weighted on the basis of the principal balance of the Group I Mortgage Loans as of the first day of the related collection period, expressed on the basis of an assumed 360-day year and the actual number of days elapsed during the related accrual period.

Group I Maximum Rate Cap:

The Group I Maximum Rate Cap for any Distribution Date will be a per annum rate equal to the weighted average of the Group I Maximum Mortgage Interest Rates (net of the Servicing Fees and Trustee Fees), weighted on the basis of the principal balance of the related Group I Mortgage Loans as of the first day of the related collection period (expressed on the basis of an assumed 360-day year and the actual number of days elapsed during the related accrual period).

Group II Rate Cap: The Group II Rate Cap for any Distribution Date will be a per annum rate equal to the weighted average of the Group II Mortgage Interest Rates (net of the Servicing Fees and Trustee Fees), weighted on the basis of the principal balance of the Group II Mortgage Loans as of the first day of the related collection period (expressed on the basis of an assumed 360-day year and the actual number of days elapsed during the related accrual period with respect to the Class AF-1 Certificates, and expressed on the basis of an assumed 360-day year and 30 days elapsed during the related accrual period with respect to the Class AF-2, Class AF-3 and Class AF-4 Certificates).

Subordinate Rate Cap: The Subordinate Rate Cap will equal the weighted average of the Group I Rate Cap and the Group II Rate Cap (expressed on the basis of an assumed 360-day year and the actual number of days elapsed during the related accrual period with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B3 Certificates), weighted on the basis of the Group I Group Subordinate Amount and the Group II Group Subordinate Amount, respectively.

Pool Maximum Cap: The Pool Maximum Rate Cap will equal the weighted average of the Group I Maximum Rate Cap and the Group II Maximum Rate Cap (expressed on the basis of an assumed 360-day year and the actual number of days elapsed during the accrual period with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B3 Certificates), weighted on the basis of the Group I Group Subordinate Amount and the Group II Group Subordinate Amount, respectively.

Rate Cap: For the Class AV-1, Class AV-2 and Class AV-3 Certificates, the Group I Rate Cap. For the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates, the Group II Rate Cap. For each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates, the Subordinate Rate Cap.

Maximum Rate Cap: For the Class AV-1, Class AV-2 and Class AV-3 Certificates, the Group I Maximum Rate Cap. For each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates, the Pool Maximum Cap.

Group I Group Subordinate Amount: The excess of the aggregate principal amount of the Group I Mortgage Loans over the aggregate certificate principal balance of the Group I Senior Certificates, as of the last day of the prior collection period.

Group II Group Subordinate Amount: The excess of the aggregate principal amount of the Group II Mortgage Loans over the aggregate certificate principal balance of the Group II Senior Certificates, as of the last day of the prior collection period.

Accrued Certificate Interest: For each class of the Certificates and for each Distribution Date, an amount equal to the interest accrued during the related accrual period on the certificate principal balance of such class of Certificates, minus such class' interest percentage of shortfalls caused by the Relief Act or similar state laws for such Distribution Date.

Interest Carry Forward Amount: As of any Distribution Date, the sum of: (x) the excess, if any, of (a) the Accrued Certificate Interest, as the case may be, and any Interest Carry Forward Amount for the prior Distribution Date, over (b) the amount in respect of interest actually distributed on such class on such prior Distribution Date; and (y) interest on such excess at the applicable Pass-Through Rate on the basis of the related accrual method.

Rate Cap Carryover Amount: On any Distribution Date for any class of Certificates, the excess of (x) the amount of interest such class of certificates would have been entitled to receive on such Distribution Date if the Pass-Through Rate had not been limited by the Rate Cap, up to but not exceeding the Maximum Rate Cap, if applicable, over (y) the amount of interest such class of certificates received on such Distribution Date based on the Rate Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and interest accrued thereon at the then applicable Pass-Through Rate on such class).

Monthly Excess Interest Amount: The sum of excess interest collections for a collection period which are not used to pay interest on the Certificates.

Yield Maintenance Agreements: On the Closing Date, the Trust will enter into three Yield Maintenance Agreements to make payments in respect of any related Rate Cap Carryover Amount on the Group I Senior Certificates, Group II Senior Certificates and Class M Certificates, to the extent necessary on the Distribution Dates occurring from September 2005 to April 2007, September 2005 to July 2007 and September 2005 to April 2008, respectively. On each Distribution Date, the counterparty to the related Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum rate specified on the related Yield Maintenance Agreement Schedule over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedule, accrued during the interest accrual period for the Group I Senior Certificates, Group II Senior Certificates and Class M Certificates and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedule and (c) the actual number of days in the related interest accrual period divided by 360.

Priority of Distributions – Interest:

Distributions of interest to the Certificates will be made from the interest remittance amount from the related groups of Mortgage Loans as follows:

(A) From the interest remittance amount related to the Group I Mortgage Loans:

(i) to the Trustee, the related Trustee Fee;

(ii) pro rata, to the Class AV-1, Class AV-2 and Class AV-3 Certificates, the applicable Accrued Certificate Interest thereon for such Distribution Date;

(iii) pro rata, to the Class AV-1, Class AV-2 and Class AV-3 Certificates, the applicable Interest Carry Forward Amount thereon for such Distribution Date; and

(iv) pro rata, to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates, the applicable Accrued Certificate Interest and Interest Carry Forward Amount thereon for such Distribution Date to the extent not covered by clauses B (ii) and B (iii) below;

(B) From the interest remittance amount related to the Group II Mortgage Loans:

(i) to the Trustee, the related Trustee Fee;

(ii) pro rata, to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates, the applicable Accrued Certificate Interest thereon for such Distribution Date;

(iii) pro rata, to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates, the applicable Interest Carry Forward Amount thereon for such Distribution Date; and

(iv) pro rata, to the Class AV-1, Class AV-2 and Class AV-3 Certificates, the applicable Accrued Certificate Interest and Interest Carry Forward Amounts thereon for such Distribution Date to the extent not covered by clauses A (ii) and A (iii) above;

(C) From the interest remittance amounts remaining after application of clauses A and B above:

(i) to the Class M-1 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(ii) to the Class M-2 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(iii) to the Class M-3 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(iv) to the Class M-4 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(v) to the Class M-5 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(vi) to the Class M-6 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(vii) to the Class B-1 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(viii) to the Class B-2 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(ix) to the Class B-3 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(x) to the Class B-4 Certificates, the Accrued Certificate Interest thereon for such Distribution Date; and

(xi) to the Class B-5 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(xii) to the Class B-6 Certificates, the Accrued Certificate Interest thereon for such Distribution Date;

(xiii) to the Class B-7 Certificates, the Accrued Certificate Interest thereon for such Distribution Date; and

(xiv) the amount, if any, remaining will be distributed as the Excess Cashflow.

Principal Remittance Amount:

With respect to any Distribution Date, to the extent of funds available, the amount equal to the sum, less certain amounts available for reimbursement of Advances and Servicing Advances and certain other reimbursable expenses of the following amounts, without duplication, with respect to the related Mortgage Loans and the immediately preceding Collection Period: of (i) each payment of principal on a Mortgage Loan due during such Collection Period and received by the servicer on or prior to the related Determination Date, including any Advances with respect thereto, (ii) all full and partial principal prepayments received by the servicer during the related Prepayment Period, (iii) the insurance proceeds and liquidation proceeds (net of certain expenses) allocable to principal actually collected by the servicer during the related Prepayment Period, (iv) the portion of the purchase price paid in connection with the repurchase of a Mortgage Loan allocable to principal of all repurchased Mortgage Loans with respect to such Prepayment Period, (v) any Substitution Adjustments received during the related Prepayment Period, and (vi) on the Distribution Date on which the trust is to be terminated in accordance with the pooling and servicing agreement, that portion of the termination price in respect of principal.

Principal Distribution Amount:

The sum of (i) the Principal Remittance Amount, less the Overcollateralization Release Amount, if any, and (ii) the lesser of (a) the Monthly Excess Interest Amount for such Distribution Date and (b) the amount, if any, by which the Target Overcollateralization Amount exceeds the Overcollateralization Amount for such Distribution Date.

Senior Principal Distribution Amount:

As of any Distribution Date prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, the related Senior Principal Distribution Amount will equal 100% of the Principal Distribution Amount.

As of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (x) the aggregate outstanding certificate principal balance of the Senior Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.00% and (ii) the aggregate principal of the Mortgage Loans as of the last day of the related Collection Period and (B) the excess of the aggregate principal balance of the Mortgage Loans as of the last day of the related Collection Period minus the OC Floor.

Group I Senior Principal Allocation Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Principal Remittance Amount allocable to the Group I Mortgage Loans for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

Group I Senior Principal Distribution Amount: With respect to any Distribution Date, the product of (x) the Group I Senior Principal Allocation Percentage and (y) the Senior Principal Distribution Amount.

Group II Senior Principal Allocation Percentage: With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Principal Remittance Amount allocable to the Group II Mortgage Loans for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

Group II Senior Principal Distribution Amount: With respect to any Distribution Date, the product of (x) the Group II Senior Principal Allocation Percentage and (y) the Senior Principal Distribution Amount.

Class AF-4 Lockout Distribution Amount: With respect to any Distribution Date, the product of (x) the Class AF-4 Lockout Distribution Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class AF-4 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class AF-4 Lockout Distribution Amount for a Distribution Date exceed the Group II Senior Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class AF-4 Certificates immediately prior to that Distribution Date.

Class AF-4 Pro Rata Distribution Amount: With respect to any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class AF-4 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Group II Senior Certificates immediately prior to that Distribution Date and (y) the Group II Senior Principal Distribution Amount for that Distribution Date.

Class AF-4 Lockout Distribution Percentage: The Class AF-4 Lockout Distribution Percentage is assigned as follows:

(i) Between August 2005 and July 2008: 0%;

(ii) Between August 2008 and July 2010: 45%;

(iii) Between August 2010 and July 2011: 80%;

(iv) Between August 2011 and July 2012: 100%;

(v) August 2012 and thereafter: 300%.

Class M-1 Principal Distribution Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates after distribution of the Senior Principal Distribution Amount on the related Distribution Date and (b) the outstanding certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (ii) the lesser of (A) the product of (x) approximately 64.30% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.
Class M-2 Principal Distribution Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and Class M-1 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and Class M-1 Certificates after distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount on the related Distribution Date and (b) the outstanding certificate principal balance of the Class M-2 Certificates over (ii) the lesser of (A) the product of (x) approximately 70.10% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1 and Class M-2 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1 and Class M-2 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1 and Class M-2 Certificates after distribution of the Senior Principal Distribution Amount, the Class M-1 and Class M-2 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class M-3 Certificates over (ii) the lesser of (A) the product of (x) approximately 72.60% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2 and Class M-3 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2 and Class M-3 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2 and the Class M-3 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class M-4 Certificates over (ii) the lesser of (A) the product of (x) approximately 76.70% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3 and the Class M-4 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class M-5 Certificates over (ii) the lesser of (A) the product of (x) approximately 79.60% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5

Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4 and the Class M-5 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class M-6 Certificates over (ii) the lesser of (A) the product of (x) approximately 81.90% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and the Class M-6 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-1 Certificates over (ii) the lesser of (A) the product of (x) approximately 84.80% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B-1 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B-1 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B-1 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B-1 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-2 Certificates over (ii) the lesser of (A) the product of (x) approximately 87.00% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class B-3 Principal Distribution Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1 and Class B-2 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1 and Class B-2 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1 and Class B-2 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1 and Class B-2 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-3 Certificates over (ii) the lesser of (A) the product of (x) approximately 89.20% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class B-4 Principal Distribution Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2 and Class B-3 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-4 Certificates over (ii) the lesser of (A) the product of (x) approximately 91.00% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class B-5 Principal Distribution Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-5 Certificates over (ii) the lesser of (A) the product of (x) approximately 93.00% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.

Class B-6 Principal Distribution Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-6 Certificates over (ii) the lesser of (A) the product of (x) approximately 95.00% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related

	Collection Period minus the OC Floor.
Class B-7 Principal Distribution Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date and on any Distribution Date thereafter on which the Trigger Event is in effect, zero if any of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates remain outstanding; 100% of the Principal Distribution Amount if the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates have been reduced to zero; (ii) on or after the Stepdown Date and to the extent the Trigger Event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates after distribution of the Senior Principal Distribution Amount and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the Class B-7 Certificates over (ii) the lesser of (A) the product of (x) approximately 96.50% and (y) the aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period and (B) the outstanding aggregate principal balance of the Mortgage Loans on the last day of the related Collection Period minus the OC Floor.
Extra Principal Distribution Amount:	As of any Distribution Date, the lesser of (x) the Monthly Excess Interest Amount for such Distribution Date and (y) the Overcollateralization Deficiency for such Distribution Date.

Priority of Distributions – Principal:

With respect to each Distribution Date (a) before the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount will be distributed in the following order of priority:

first, concurrently, as follows:

(i) to the Class AV-1, Class AV-2 and AV-3 Certificates sequentially, the Group I Senior Principal Distribution Amount until the certificate principal balances thereof have been reduced to zero; and

(ii) to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates sequentially, the Group II Senior Principal Distribution Amount until the certificate principal balances thereof have beeen reduced to zero.

second, concurrently, as follows:

(i) to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates sequentially, the Group I Senior Principal Distribution Amount remaining after payment pursuant to priority *first* above until the certificate principal balances thereof have been reduced to zero; and

(ii) to the Class AV-1, Class AV-2 and Class AV-3 Certificates sequentially, the Group II Senior Principal Distribution Amount remaining after payment pursuant to priority *first* above until the certificate principal balances thereof have been reduced to zero.

third, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero;

fourth, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero;

fifth, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero;

sixth, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero;

seventh, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero;

eighth, to the Class M-6 Certificates, until the certificate principal balance thereof has been reduced to zero;

ninth, to the Class B-1 Certificates, until the certificate principal balance thereof has been reduced to zero;

tenth, to the Class B-2 Certificates, until the certificate principal balance thereof has been reduced to zero

eleventh, to the Class B-3 Certificates, until the certificate principal balance thereof has been reduced to zero;

twelfth, to the Class B-4 Certificates, until the certificate principal balance thereof has been reduced to zero;

thirteenth, to the Class B-5 Certificates, until the certificate principal balance thereof has been reduced to zero;

fourteenth, to the Class B-6 Certificates, until the certificate principal balance thereof has been reduced to zero;

fifteenth, to the Class B-7 Certificates, until the certificate principal balance thereof has been reduced to zero; and

sixteenth, any remaining Principal Distribution Amount will be distributed as part of Excess Cashflow.

With respect to each Distribution Date (a) on or after the Stepdown Date and (b) as long as a Trigger Event is not in effect, the Principal Distribution Amount will be distributed in the following order of priority:

first, concurrently, as follows:

(i) to the Class AV-1, Class AV-2 and Class AV-3 Certificates sequentially, the Group I Senior Principal Distribution Amount until the certificate principal balances thereof have been reduced to zero; and

(ii) to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates sequentially, the Group II Senior Principal Distribution Amount until the certificate principal balances thereof have beeen reduced to zero.

second, concurrently, as follows:

(i) to the Class AF-1, Class AF-2, Class AF-3 and Class AF-4 Certificates sequentially, the Group I Senior Principal Distribution Amount remaining after payment pursuant to priority first above until the certificate principal balances thereof have beeen reduced to zero; and

(ii) to the Class AV-1, Class AV-2 and Class AV-3 Certificates sequentially, the Group II Senior Principal Distribution Amount remaining after payment pursuant to priority first above until the certificate principal balances thereof have been reduced to zero.

third, to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

fourth, to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

fifth, to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

sixth, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

seventh, to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

eighth, to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

ninth, to the Class B-1 Certificates, the Class B-1 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

tenth, to the Class B-2 Certificates, the Class B-2 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

eleventh, to the Class B-3 Certificates, the Class B-3 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

twelfth, to the Class B-4 Certificates, the Class B-4 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero; and

thirteenth, to the Class B-5 Certificates, the Class B-5 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero.

fourteenth, to the Class B-6 Certificates, the Class B-6 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero.

fifteenth, to the Class B-7 Certificates, the Class B-7 Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero.

Excess Cashflow:

On any Distribution Date, the sum of the Monthly Excess Interest Amount, the Overcollateralization Release Amount and any portion of the Principal Distribution Amount (without duplication) remaining after principal distributions on the Senior, Class M and Subordinate Certificates will be applied in the following order of priority:

(i) to fund any remaining applicable Accrued Certificate Interest for such Distribution Date, pro rata, among the Senior Certificates;

(ii) to fund the remaining Interest Carry Forward Amounts, if any, pro rata, among the Senior Certificates;

(iii) to fund the Extra Principal Distribution Amount for such Distribution Date;

(iv) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class M-1 Certificates;

(v) to fund the Interest Carry Forward Amount for the Class M-1 Certificates, if any;

(vi) to fund the Class M-1 realized loss amortization amount for such Distribution Date;

(vii) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class M-2 Certificates;

(viii) to fund the Interest Carry Forward Amount for the Class M-2 Certificates, if any;

(ix) to fund the Class M-2 realized loss amortization amount for such Distribution Date;

(x) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class M-3 Certificates;

(xi) to fund the Interest Carry Forward Amount for the Class M-3 Certificates, if any;

(xii) to fund the Class M-3 realized loss amortization amount for such Distribution Date;

(xiii) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class M-4 Certificates;

(xiv) to fund the Interest Carry Forward Amount for the Class M-4 Certificates, if any;

(xv) to fund the Class M-4 realized loss amortization amount for such Distribution Date;

(xvi) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class M-5 Certificates;

(xvii) to fund the Interest Carry Forward Amount for the Class M-5 Certificates, if any;

(xviii) to fund the Class M-5 realized loss amortization amount for such Distribution Date;

(xix) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class M-6 Certificates;

(xx) to fund the Interest Carry Forward Amount for the Class M-6 Certificates, if any;

(xxi) to fund the Class M-6 realized loss amortization amount for such Distribution Date;

(xxii) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-1 Certificates;

(xxiii) to fund the Interest Carry Forward Amount for the Class B-1 Certificates, if any;

(xxiv) to fund the Class B-1 realized loss amortization amount for such Distribution Date;

(xxv) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-2 Certificates;

(xxvi) to fund the Interest Carry Forward Amount for the Class B-2 Certificates, if any;

(xxvii) to fund the Class B-2 realized loss amortization amount for such Distribution Date;

(xxviii) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-3 Certificates;

(xxix) to fund the Interest Carry Forward Amount for the Class B-3 Certificates, if any;

(xxx) to fund the Class B-3 realized loss amortization amount for such Distribution Date;

(xxxi) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-4 Certificates;

(xxxii) to fund the Interest Carry Forward Amount for the Class B-4 Certificates, if any;

(xxxiii) to fund the Class B-4 realized loss amortization amount for such Distribution Date;

(xxxiv) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-5 Certificates;

(xxxv) to fund the Interest Carry Forward Amount for the Class B-5 Certificates, if any;

(xxxvi) to fund the Class B-5 realized loss amortization amount for such Distribution Date;

(xxxvii) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-6 Certificates;

(xxxviii) to fund the Interest Carry Forward Amount for the Class B-6 Certificates, if any;

(xxxix) to fund the Class B-6 realized loss amortization amount for such Distribution Date;

(xl) to fund any remaining Accrued Certificate Interest for such Distribution Date to the Class B-7 Certificates;

(xli) to fund the Interest Carry Forward Amount for the Class B-7 Certificates, if any;

(xlii) to fund the Class B-7 realized loss amortization amount for such Distribution Date;

(xliii) to fund the amount of any Rate Cap Carryover Amount, pro rata, to the Senior Certificates;

(xliv) to fund the amount of any Rate Cap Carryover Amount sequentially to the Class M Certificates; and

(xlv) to fund distributions to the holders of the Class N, Class X and Class R Certificates in the amounts specified in the Pooling and Servicing Agreement.

DESCRIPTION OF THE MORTGAGE LOANS

C-BASS Series 2005-CB4
Mortgage Loan Characteristics Summary Report

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$509,564,448.92		
Number of Mortgage Loans	3,117		
Average Current Principal Loan Balance	$163,479.13	$9,926.54	$995,000.00
Average Original Principal Loan Balance	$163,906.22	$10,000.00	$995,000.00
Weighted Average Current Combined Loan-to-Value Ratio	79.79	15.13	107.72
Weighted Average Mortgage Loan Rate	6.970	3.500	14.875
(1) (2) Weighted Average Gross Margin	5.810	2.250	9.350
(1) (2) Weighted Average Initial Periodic Rate Cap	2.893	1.000	6.000
(1) (2) Weighted Average Subsequent Periodic Rate Cap	1.026	1.000	2.500
(1) (2) (3) Weighted Average Minimum Mortgage Rate	6.255	2.250	11.990
(1) (2) Weighted Average Maximum Mortgage Rate	12.616	10.125	17.990
Weighted Average Original Term to Maturity (months)	346	58	360
Weighted Average Remaining Term to Maturity (months)	342	49	360
(1) Weighted Average Term to Roll (months)	23	0	58
(2) Weighted Average Credit Score	649	446	815

(1) Adjustable Rate Mortgage Loans Only
(2) Non-Zero Weighted average.
(3) The margin was used if minimum rate equaled zero.

	Range	Percent of Statistical Calculation Date Principal Balance
Loan Type	Fixed	45.17%
	ARMs	54.83%
Lien	First	95.37%
	Second	4.63%
Balloon Loans		3.98%
Interest Only Loans		29.60%
FHA Insured Loans		0.00%
Seller Financed Loans		1.28%
Simple Interest Loans		0.00%
Section 32 Loans		0.00%
Loans with Borrower PMI		0.27%
Loans with Prepayment Penalties		85.42%

DESCRIPTION OF THE MORTGAGE LOANS

Current Principal Balance

Range of Current Principal Balances	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
$1 to $50,000	383	$13,303,134.28	2.61%	10.018%	638	91.65%
$50,001 to $100,000	663	49,759,518.39	9.77	8.192	632	80.58
$100,001 to $150,000	680	85,305,836.31	16.74	7.158	639	80.40
$150,001 to $200,000	497	86,585,989.42	16.99	6.890	640	78.66
$200,001 to $250,000	318	71,746,921.84	14.08	6.702	651	79.41
$250,001 to $300,000	223	61,086,297.45	11.99	6.609	649	78.47
$300,001 to $350,000	136	44,169,225.73	8.67	6.612	659	81.24
$350,001 to $400,000	84	31,294,599.39	6.14	6.492	656	80.36
$400,001 to $450,000	51	21,701,267.19	4.26	6.371	667	79.42
$450,001 to $500,000	36	17,163,433.06	3.37	6.368	672	79.14
$500,001 to $550,000	20	10,546,874.86	2.07	6.529	672	81.76
$550,001 to $600,000	12	6,864,882.94	1.35	6.419	679	78.48
$600,001 to $650,000	7	4,447,310.70	0.87	6.462	713	81.11
$650,001 to $700,000	1	688,000.00	0.14	5.800	717	80.00
$700,001 to $750,000	3	2,241,357.36	0.44	6.161	684	75.87
$800,001 to $995,000	3	2,659,800.00	0.52	6.358	676	73.34
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

CREDIT Score

Range of CREDIT Scores	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
NA	7	$604,679.41	0.12%	7.939%	NA	97.15%
441 to 460	4	317,813.75	0.06	9.423	449	75.69
461 to 480	5	582,106.92	0.11	8.001	471	94.04
481 to 500	20	1,305,860.61	0.26	8.836	491	82.98
501 to 520	64	8,582,971.69	1.68	8.224	512	69.24
521 to 540	111	16,077,080.35	3.16	7.862	530	72.16
541 to 560	158	24,174,279.30	4.74	7.448	551	73.94
561 to 580	172	25,969,140.67	5.10	7.413	570	74.84
581 to 600	263	40,351,990.86	7.92	7.183	592	78.17
601 to 620	354	51,571,350.83	10.12	7.264	610	80.19
621 to 640	335	55,316,794.31	10.86	6.964	631	80.02
641 to 660	382	60,483,600.83	11.87	6.929	650	80.52
661 to 680	347	59,495,667.05	11.68	6.815	670	82.73
681 to 700	281	47,042,753.89	9.23	6.793	690	81.24
701 to 720	231	43,346,574.98	8.51	6.628	710	81.85
721 to 740	174	34,635,167.58	6.80	6.415	729	82.65
741 to 760	102	20,361,294.35	4.00	6.365	749	82.94
761 to 780	69	12,197,985.63	2.39	6.535	769	82.90
781 to 800	32	6,489,851.39	1.27	6.326	787	80.77
801 to 820	6	657,484.52	0.13	6.949	807	88.95
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Original Term To Maturity

Range of Original Term To Maturity (months)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
58 to 72	3	$97,598.59	0.02%	7.985%	660	95.37%
85 to 96	1	149,245.84	0.03	6.000	NA	96.77
97 to 108	1	32,081.49	0.01	7.000	621	81.87
109 to 120	12	929,444.11	0.18	7.196	611	69.58
121 to 132	1	48,045.09	0.01	8.500	620	92.00
133 to 144	1	25,620.13	0.01	8.000	626	74.26
157 to 168	1	168,910.37	0.03	8.000	642	88.59
169 to 180	537	32,250,220.15	6.33	9.248	647	88.08
181 to 192	1	40,583.46	0.01	10.000	527	90.00
205 to 216	1	37,631.96	0.01	10.000	548	71.81
229 to 240	94	8,534,185.50	1.67	8.218	634	82.23
241 to 252	1	59,563.34	0.01	8.000	477	67.64
253 to 264	1	70,225.14	0.01	7.500	545	88.20
265 to 276	7	480,629.58	0.09	6.931	654	73.07
289 to 300	4	518,973.36	0.10	6.933	678	88.52
301 to 312	4	381,505.84	0.07	8.089	553	90.00
313 to 324	3	287,610.82	0.06	6.904	627	92.40
325 to 336	2	160,889.09	0.03	8.225	603	93.83
337 to 348	1	77,263.81	0.02	9.000	NA	97.94
349 to 360	2,441	465,214,221.25	91.30	6.786	650	79.36
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Remaining Term To Maturity

Range of Remaining Term To Maturity (months)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
49 to 60	3	$97,598.59	0.02%	7.985%	660	95.37%
73 to 84	1	149,245.84	0.03	6.000	NA	96.77
97 to 108	2	62,119.54	0.01	7.484	677	81.43
109 to 120	12	947,451.15	0.19	7.237	608	70.35
133 to 144	1	25,620.13	0.01	8.000	626	74.26
145 to 156	3	287,819.87	0.06	8.121	620	84.29
157 to 168	11	689,159.09	0.14	8.474	596	90.20
169 to 180	525	31,482,735.02	6.18	9.270	649	88.07
181 to 192	1	37,631.96	0.01	10.000	548	71.81
205 to 216	4	277,388.68	0.05	7.683	593	95.60
217 to 228	4	115,772.78	0.02	9.134	615	89.34
229 to 240	87	8,200,587.38	1.61	8.222	634	81.57
241 to 252	4	337,125.11	0.07	5.927	704	71.19
253 to 264	3	160,954.19	0.03	8.932	538	78.14
265 to 276	1	52,775.42	0.01	8.000	541	89.80
277 to 288	1	145,357.73	0.03	9.000	472	85.46
289 to 300	7	803,072.55	0.16	6.859	654	88.56
301 to 312	2	190,300.82	0.04	7.535	630	97.82
313 to 324	1	49,358.92	0.01	8.500	585	95.00
325 to 336	22	2,406,538.67	0.47	7.514	606	82.15
337 to 348	153	18,995,480.49	3.73	7.633	616	79.69
349 to 360	2,269	444,050,354.99	87.14	6.747	651	79.34
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Property Type

Property Types	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Two Family	110	$21,083,811.95	4.14%	7.057%	658	77.70%
Condo	186	26,597,385.39	5.22	7.037	661	79.37
Four Family	32	8,109,367.49	1.59	7.016	684	74.49
Manufactured Housing	137	12,610,712.64	2.47	8.036	605	81.72
Mobile Home	1	96,782.29	0.02	7.550	693	80.00
PUD	348	67,067,646.01	13.16	6.851	665	82.52
Single Family	2,243	361,471,191.10	70.94	6.935	644	79.81
Three Family	56	12,104,880.96	2.38	7.235	680	78.62
Townhouse	4	422,671.09	0.08	7.015	650	69.86
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

Occupancy Type

Occupancy Types	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Investor	236	$34,964,454.60	6.86%	7.231%	690	79.41%
Primary	2,856	470,449,502.33	92.32	6.946	646	80.05
Secondary	25	4,150,491.99	0.81	7.475	689	76.41
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Purchase	1,251	$191,958,118.26	37.67%	6.975%	680	84.10%
Equity Refinance	1,705	293,317,588.85	57.56	6.960	629	77.19
Rate/Term Refinance	161	24,288,741.81	4.77	7.055	643	81.11
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Current Mortgage Loan Rate

Range of Current Mortgage Loan Rates	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
3.500% to 3.500%	8	$876,100.29	0.17%	3.500%	695	93.94%
3.501% to 4.000%	2	189,207.29	0.04	4.000	663	94.97
4.001% to 4.500%	5	977,420.77	0.19	4.500	676	80.83
4.501% to 5.000%	5	1,172,760.63	0.23	4.885	616	79.69
5.001% to 5.500%	67	17,776,587.72	3.49	5.336	700	78.94
5.501% to 6.000%	346	81,146,224.29	15.92	5.858	685	76.67
6.001% to 6.500%	504	109,241,699.56	21.44	6.334	664	76.85
6.501% to 7.000%	660	127,300,144.64	24.98	6.800	642	79.77
7.001% to 7.500%	380	61,330,652.67	12.04	7.306	634	81.14
7.501% to 8.000%	318	46,094,407.83	9.05	7.789	613	82.08
8.001% to 8.500%	152	18,682,047.10	3.67	8.308	604	81.94
8.501% to 9.000%	132	12,935,771.12	2.54	8.802	614	84.84
9.001% to 9.500%	75	7,157,293.09	1.40	9.311	610	86.01
9.501% to 10.000%	91	5,629,672.09	1.10	9.860	625	89.20
10.001% to 10.500%	89	5,414,693.49	1.06	10.355	641	94.69
10.501% to 11.000%	165	8,139,080.49	1.60	10.875	635	96.18
11.001% to 11.500%	32	1,441,846.11	0.28	11.295	600	93.25
11.501% to 12.000%	43	1,958,164.90	0.38	11.810	590	93.07
12.001% to 12.500%	10	480,926.56	0.09	12.354	595	84.30
12.501% to 13.000%	15	655,893.85	0.13	12.872	652	93.49
13.001% to 13.500%	10	495,032.66	0.10	13.370	677	93.36
13.501% to 14.000%	4	234,266.38	0.05	13.749	609	92.52
14.001% to 14.500%	2	161,652.69	0.03	14.260	558	79.50
14.501% to 15.000%	2	72,902.70	0.01	14.812	628	97.47
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Current Loan-to-Value Ratio*

Range of Current Combined Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
15.13 to 20.00	7	$444,999.15	0.09%	6.967%	608	17.91%
20.01 to 30.00	17	1,913,218.68	0.38	6.586	630	26.88
30.01 to 40.00	41	5,000,119.41	0.98	6.979	621	36.31
40.01 to 50.00	80	12,278,395.36	2.41	6.833	614	46.03
50.01 to 60.00	124	20,755,460.48	4.07	6.690	619	56.17
60.01 to 70.00	273	49,124,190.28	9.64	6.901	610	66.15
70.01 to 80.00	1,115	224,404,384.00	44.04	6.549	666	79.00
80.01 to 90.00	724	128,142,319.84	25.15	7.115	635	87.43
90.01 to 100.00	726	66,695,996.35	13.09	8.269	667	97.74
100.01 to 107.72	10	805,365.37	0.16	8.000	576	104.38
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
California	553	$133,590,168.36	26.22%	6.638%	658	75.95%
Florida	354	53,614,333.69	10.52	7.090	635	79.99
New York	160	36,252,200.77	7.11	6.711	640	76.61
Maryland	121	22,019,192.25	4.32	7.041	615	79.52
Nevada	110	21,833,025.52	4.28	6.715	682	80.58
Virginia	119	18,971,784.66	3.72	6.949	649	82.25
Arizona	124	17,794,088.53	3.49	6.922	658	82.86
Washington	104	17,735,294.55	3.48	6.493	673	82.15
Illinois	113	16,499,536.63	3.24	7.271	644	83.50
New Jersey	78	15,129,286.41	2.97	7.105	641	78.59
Oregon	92	13,581,542.21	2.67	6.870	652	80.02
Pennsylvania	105	11,842,975.68	2.32	7.289	645	82.94
Texas	138	10,432,196.21	2.05	8.140	642	84.54
Ohio	76	8,988,153.12	1.76	7.205	637	85.20
Michigan	73	8,256,771.88	1.62	7.430	618	82.68
Connecticut	49	7,771,080.51	1.53	6.884	639	80.67
Rhode Island	43	7,530,855.29	1.48	7.011	653	82.18
North Carolina	71	7,464,135.87	1.46	7.994	622	85.73
Massachusetts	35	7,183,737.76	1.41	7.410	673	79.12
Minnesota	39	6,551,674.61	1.29	7.103	651	81.31
Tennessee	57	6,415,401.77	1.26	7.575	664	89.31
Colorado	36	5,934,671.83	1.16	6.882	652	84.19
Georgia	47	4,826,714.22	0.95	8.003	637	84.44
Hawaii	17	4,797,123.82	0.94	6.382	690	77.10
Missouri	48	4,389,573.70	0.86	7.331	624	83.35
Utah	29	4,158,501.16	0.82	6.700	656	82.60
Indiana	35	3,615,550.93	0.71	7.490	636	87.06
Louisiana	39	3,478,116.20	0.68	7.706	626	84.38
South Carolina	32	3,255,040.37	0.64	7.595	622	77.57
Idaho	25	2,819,758.22	0.55	7.068	650	85.30
Kansas	21	2,806,033.02	0.55	7.263	662	86.90
Kentucky	21	2,367,093.46	0.46	6.977	659	85.11
Alabama	23	2,277,500.75	0.45	7.524	654	91.45
Wisconsin	17	2,226,103.85	0.44	7.439	629	83.14
Maine	10	1,418,655.20	0.28	7.676	664	79.37
New Mexico	11	1,312,625.64	0.26	8.379	606	85.69
District of Columbia	6	1,189,599.55	0.23	7.148	629	74.90
Mississippi	11	1,170,223.53	0.23	7.451	624	84.78
Arkansas	12	1,058,051.54	0.21	7.848	652	86.91
West Virginia	11	993,854.98	0.20	7.626	657	86.83
Iowa	8	949,449.00	0.19	7.238	657	84.37
Delaware	9	904,647.17	0.18	7.283	619	81.63
Nebraska	8	819,757.48	0.16	7.050	662	84.38
Oklahoma	8	813,800.00	0.16	7.490	635	87.33
New Hampshire	6	771,235.78	0.15	6.458	630	69.81
Montana	5	674,737.95	0.13	7.149	664	91.00
Alaska	4	595,361.82	0.12	7.146	637	78.68
Wyoming	3	387,558.72	0.08	7.610	592	84.63
North Dakota	1	95,672.75	0.02	8.450	709	90.00
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE MORTGAGE LOANS

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Alternative Documentation	26	$5,040,359.57	0.99%	6.757%	651	78.48%
Full Documentation	1,736	261,287,443.31	51.28	6.946	636	80.59
Limited Documentation	48	8,623,143.01	1.69	7.297	636	83.04
None Documentation	122	14,738,429.03	2.89	6.892	668	85.04
Stated Income Documentation	1,181	219,310,306.94	43.04	6.998	664	78.78
Streamlined Documentation	4	564,767.06	0.11	6.394	685	99.39
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

Prepayment Penalty Term

Prepayment Penalty Terms	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
No Prepayment Penalty	614	$74,310,633.52	14.58%	7.648%	651	82.62%
12 months	180	38,136,363.75	7.48	7.034	657	79.41
24 months	831	159,491,245.01	31.30	6.830	655	80.96
30 months	2	134,798.87	0.03	13.794	579	88.65
35 months	3	221,380.64	0.04	10.860	647	99.64
36 months	1,182	183,553,730.55	36.02	6.884	645	78.05
48 months	4	638,922.29	0.13	6.807	600	67.72
60 months	301	53,077,374.29	10.42	6.661	637	80.49
Total:	**3,117**	**$509,564,448.92**	**100.00%**	**6.970%**	**649**	**79.98%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

C-BASS Series 2005-CB4
Mortgage Loan Characteristics Summary Report

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$279,390,839.06		
Number of Mortgage Loans	1,327		
Average Current Principal Loan Balance	$210,543.21	$34,357.50	$995,000.00
Average Original Principal Loan Balance	$210,890.44	$35,000.00	$995,000.00
Weighted Average Current Combined Loan-to-Value Ratio	80.59	27.42	101.29
Weighted Average Mortgage Loan Rate	6.684	4.500	11.990
(1) Weighted Average Gross Margin	5.810	2.250	9.350
(1) Weighted Average Initial Periodic Rate Cap	2.893	1.000	6.000
(1) Weighted Average Subsequent Periodic Rate Cap	1.026	1.000	2.500
(1) (2) Weighted Average Minimum Mortgage Rate	6.255	2.250	11.990
(1) Weighted Average Maximum Mortgage Rate	12.616	10.125	17.990
Weighted Average Original Term to Maturity (months)	360	360	360
Weighted Average Remaining Term to Maturity (months)	356	329	359
Weighted Average Term to Roll (months)	23	0	58
(1) Weighted Average Credit Score	656	446	801

(1) Non-Zero Weighted average.
(2) The margin was used if minimum rate equaled zero.

	Range	Percent of Statistical Calculation Date Principal Balance
Loan Type	Fixed	0.00%
	ARMs	100.00%
Lien	First	100.00%
	Second	0.00%
Balloon Loans		0.00%
Interest Only Loans		52.82%
FHA Insured Loans		0.00%
Seller Financed Loans		0.00%
Simple Interest Loans		0.00%
Section 32 Loans		0.00%
Loans with Borrower PMI		0.33%
Loans with Prepayment Penalties		88.33%

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Current Principal Balance

Range of Current Principal Balances	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
34,357.50 to 50,000.00	9	$418,014.10	0.15%	8.342%	584	66.26%
50,000.01 to 100,000.00	190	14,832,149.42	5.31	7.592	623	80.05
100,000.01 to 150,000.00	291	36,931,440.69	13.22	6.932	642	81.41
150,000.01 to 200,000.00	264	45,946,166.61	16.45	6.793	646	80.47
200,000.01 to 250,000.00	187	42,135,729.37	15.08	6.675	655	81.32
250,000.01 to 300,000.00	138	37,791,148.94	13.53	6.580	657	79.98
300,000.01 to 350,000.00	90	29,268,601.71	10.48	6.508	664	81.81
350,000.01 to 400,000.00	57	21,173,285.58	7.58	6.468	659	80.07
400,000.01 to 450,000.00	36	15,403,255.12	5.51	6.380	674	81.30
450,000.01 to 500,000.00	28	13,400,407.17	4.80	6.334	677	78.50
500,000.01 to 550,000.00	16	8,421,960.33	3.01	6.678	684	84.35
550,000.01 to 600,000.00	10	5,745,045.29	2.06	6.447	661	80.02
600,000.01 to 650,000.00	6	3,827,849.73	1.37	6.377	720	80.84
650,000.01 to 700,000.00	1	688,000.00	0.25	5.800	717	80.00
700,000.01 to 750,000.00	1	747,985.00	0.27	5.500	687	80.00
800,000.01 to 995,000.00	3	2,659,800.00	0.95	6.358	676	73.34
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

CREDIT Score

Range of CREDIT Scores	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
446 to 460	1	$166,947.10	0.06%	8.490%	446	70.00%
481 to 500	8	656,573.09	0.24	9.071	494	78.89
501 to 520	28	5,131,339.42	1.84	8.113	513	71.32
521 to 540	56	9,173,184.19	3.28	7.653	530	73.99
541 to 560	76	13,922,209.75	4.98	7.327	551	74.35
561 to 580	81	14,124,548.00	5.06	7.295	570	74.60
581 to 600	98	18,522,820.55	6.63	6.951	592	80.05
601 to 620	117	22,464,903.96	8.04	6.986	610	83.84
621 to 640	104	21,460,620.12	7.68	6.701	631	82.27
641 to 660	145	30,059,361.15	10.76	6.620	651	79.70
661 to 680	152	35,075,848.82	12.55	6.495	669	83.01
681 to 700	129	27,895,655.13	9.98	6.533	691	81.70
701 to 720	116	28,618,971.77	10.24	6.328	711	82.30
721 to 740	99	25,181,084.62	9.01	6.222	729	81.75
741 to 760	67	15,554,512.20	5.57	6.130	749	82.38
761 to 780	33	7,314,513.87	2.62	6.427	768	83.32
781 to 800	16	3,952,645.32	1.41	6.010	788	81.41
801 to 801	1	115,100.00	0.04	5.819	801	79.99
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Original Term To Maturity

Range of Original Term To Maturity (months)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
360 to 360	1,327	$279,390,839.06	100.00%	6.684%	656	80.71%
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Remaining Term To Maturity

Range of Remaining Term To Maturity (months)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
313 to 324	11	$1,110,685.44	0.40%	8.502%	615	78.96%
325 to 336	97	12,667,591.16	4.53	7.666	599	80.92
349 to 360	1,219	265,612,562.46	95.07	6.629	659	80.71
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Property Type

Property Types	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Two Family	26	$6,038,093.91	2.16%	6.867%	658	78.60%
Condo	78	14,759,098.32	5.28	6.774	665	80.56
Four Family	19	5,541,625.85	1.98	7.040	678	78.05
Manufactured Housing	80	7,691,434.83	2.75	8.036	597	82.32
Mobile Home	1	96,782.29	0.03	7.550	693	80.00
PUD	181	46,268,880.16	16.56	6.447	671	81.87
Single Family	907	190,242,193.97	68.09	6.636	652	80.59
Three Family	35	8,752,729.73	3.13	7.273	684	79.29
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

Occupancy Type

Occupancy Types	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Investor	119	$21,410,359.26	7.66%	6.951%	698	79.72%
Primary	1,203	257,066,305.48	92.01	6.659	652	80.82
Secondary	5	914,174.32	0.33	7.510	666	74.81
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Equity Refinance	627	$128,441,956.32	45.97%	6.805%	625	78.81%
Purchase	648	141,678,777.05	50.71	6.555	686	82.35
Rate/Term Refinance	52	9,270,105.69	3.32	6.960	636	82.09
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Current Mortgage Loan Rate

Range of Current Mortgage Loan Rates	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
4.500% to 4.500%	3	$759,200.00	0.27%	4.500%	685	80.00%
4.501% to 5.000%	3	529,026.05	0.19	4.841	701	75.98
5.001% to 5.500%	64	17,238,914.41	6.17	5.331	701	78.72
5.501% to 6.000%	222	55,254,307.86	19.78	5.830	691	78.24
6.001% to 6.500%	275	64,336,996.56	23.03	6.327	669	80.33
6.501% to 7.000%	316	66,573,712.84	23.83	6.795	646	81.33
7.001% to 7.500%	165	29,998,575.83	10.74	7.309	639	83.06
7.501% to 8.000%	133	24,462,766.12	8.76	7.773	606	82.05
8.001% to 8.500%	57	9,331,526.22	3.34	8.299	605	84.24
8.501% to 9.000%	43	5,776,292.59	2.07	8.793	605	83.99
9.001% to 9.500%	17	2,625,266.82	0.94	9.282	599	87.47
9.501% to 10.000%	12	961,855.55	0.34	9.790	560	80.02
10.001% to 10.500%	11	810,088.12	0.29	10.220	538	73.92
10.501% to 11.000%	3	304,309.69	0.11	10.766	580	71.32
11.001% to 11.500%	2	230,219.09	0.08	11.177	507	72.28
11.501% to 12.000%	1	197,781.31	0.07	11.990	517	65.00
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Current Combined Loan-to-Value Ratio*

Range of Current Combined Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
20.01% to 30.00%	1	$498,982.79	0.18%	5.900%	648	27.47%
30.01% to 40.00%	10	1,369,039.51	0.49	7.335	584	37.35
40.01% to 50.00%	16	3,063,582.94	1.10	6.850	574	45.41
50.01% to 60.00%	32	6,054,858.09	2.17	6.692	599	55.88
60.01% to 70.00%	89	17,705,939.84	6.34	6.818	596	66.45
70.01% to 80.00%	747	165,739,928.06	59.32	6.439	673	79.37
80.01% to 90.00%	314	62,267,739.84	22.29	7.083	631	87.71
90.01% to 100.00%	117	22,612,736.45	8.09	7.217	677	97.66
100.01% to 101.29%	1	78,031.54	0.03	9.500	594	102.50
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
California	292	$89,020,980.22	31.86%	6.438%	666	78.71%
Florida	114	22,870,190.72	8.19	6.851	649	82.01
Nevada	66	15,901,256.76	5.69	6.434	684	79.72
Washington	72	14,050,042.05	5.03	6.254	679	81.99
Virginia	57	12,212,169.53	4.37	6.487	653	81.56
Arizona	68	11,917,782.27	4.27	6.791	664	84.18
Maryland	53	11,547,343.12	4.13	6.678	613	80.05
Illinois	66	11,005,945.66	3.94	6.899	649	83.10
New York	32	10,813,682.09	3.87	6.546	630	74.30
Oregon	55	9,321,345.17	3.34	6.546	655	79.25
New Jersey	22	5,000,355.31	1.79	7.082	661	82.22
Colorado	25	4,898,025.12	1.75	6.668	654	83.96
Pennsylvania	35	4,844,520.34	1.73	7.073	643	80.78
Michigan	29	4,541,927.32	1.63	7.283	627	85.24
North Carolina	32	4,520,491.80	1.62	7.421	632	85.13
Massachusetts	15	4,081,083.41	1.46	7.387	681	78.91
Connecticut	23	3,948,324.95	1.41	6.847	634	80.87
Minnesota	19	3,926,010.42	1.41	6.929	664	83.80
Rhode Island	19	3,731,523.39	1.34	6.909	635	78.97
Ohio	18	3,293,210.73	1.18	6.915	613	83.79
Utah	16	2,734,962.19	0.98	6.405	665	80.79
Tennessee	21	2,644,624.44	0.95	7.750	667	88.33
Missouri	26	2,420,920.57	0.87	7.052	637	83.52
Texas	23	2,416,986.42	0.87	7.584	630	82.97
Georgia	15	1,995,388.11	0.71	7.429	646	82.69
Indiana	14	1,754,445.45	0.63	7.118	630	88.55
Hawaii	4	1,589,672.40	0.57	6.447	683	73.73
Kansas	9	1,429,635.33	0.51	7.365	651	87.63
South Carolina	12	1,255,481.21	0.45	7.412	604	76.22
Idaho	10	1,250,667.81	0.45	7.047	651	85.89
Alabama	9	1,166,500.26	0.42	7.463	628	92.02
Kentucky	7	899,890.29	0.32	6.434	663	84.73
Maine	5	891,967.74	0.32	7.479	694	81.70
Louisiana	8	884,109.45	0.32	7.591	684	91.67
Wisconsin	5	551,913.35	0.20	8.062	598	91.53
Alaska	3	543,530.46	0.19	6.827	641	76.65
District of Columbia	2	482,157.63	0.17	6.510	681	80.00
Delaware	4	433,370.03	0.16	6.834	612	75.53
New Mexico	4	415,656.86	0.15	7.984	568	79.99
West Virginia	4	382,253.23	0.14	7.448	631	89.93
Oklahoma	4	360,515.55	0.13	7.463	642	87.87
Montana	2	335,039.24	0.12	6.643	701	93.05
Iowa	2	306,834.45	0.11	5.731	687	80.00
Mississippi	1	250,333.46	0.09	6.990	580	85.00
Wyoming	2	238,312.88	0.09	8.619	592	77.03
New Hampshire	1	158,259.61	0.06	5.625	625	66.08
Arkansas	2	151,200.26	0.05	8.196	645	82.68
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Alternative Documentation	14	$3,416,527.85	1.22%	6.303%	664	80.27%
Full Documentation	658	122,305,203.70	43.78	6.651	642	81.97
Limited Documentation	18	4,069,891.48	1.46	7.233	646	85.91
None Documentation	40	7,615,702.64	2.73	6.820	690	80.01
Stated Income Documentation	596	141,778,479.15	50.75	6.697	666	79.51
Streamlined Documentation	1	205,034.24	0.07	7.375	642	94.98
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

Prepayment Penalty Term

Prepayment Penalty Terms	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
No Prepayment Penalties	175	$32,607,903.81	11.67%	7.180%	665	80.92%
12 months	82	19,375,094.42	6.93	6.823	668	80.16
24 months	693	149,469,898.61	53.50	6.678	655	80.40
36 months	318	66,647,639.53	23.85	6.459	654	81.08
48 months	3	608,341.94	0.22	6.571	597	66.10
60 months	56	10,681,960.75	3.82	6.414	630	84.05
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Gross Margin

Range of Gross Margins	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
2.001% to 2.500%	12	$2,177,341.92	0.78%	5.800%	732	75.92%
2.501% to 3.000%	25	6,300,896.36	2.26	5.638	703	80.04
3.001% to 3.500%	16	4,361,799.71	1.56	6.146	674	74.37
3.501% to 4.000%	17	3,521,715.20	1.26	7.070	703	81.40
4.001% to 4.500%	29	7,118,014.29	2.55	6.658	685	78.63
4.501% to 5.000%	149	30,566,388.57	10.94	6.187	677	78.70
5.001% to 5.500%	171	43,402,844.95	15.53	6.032	684	78.45
5.501% to 6.000%	295	66,782,773.79	23.90	6.533	665	81.04
6.001% to 6.500%	250	48,935,310.38	17.52	6.783	644	80.52
6.501% to 7.000%	215	41,289,933.81	14.78	7.269	620	82.73
7.001% to 7.500%	74	12,664,955.16	4.53	7.612	611	84.13
7.501% to 8.000%	43	7,120,302.45	2.55	8.290	590	85.37
8.001% to 8.500%	15	3,267,714.02	1.17	8.591	602	88.29
8.501% to 9.000%	13	1,393,866.76	0.50	9.159	583	90.78
9.001% to 9.500%	3	486,981.69	0.17	9.522	608	88.28
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Initial Periodic Rate Cap

Initial Periodic Rate Caps	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
1.000%	94	$11,584,366.56	4.15%	7.405%	624	81.45%
1.500%	21	4,330,890.24	1.55	7.309	589	74.15
2.000%	44	10,273,326.10	3.68	6.786	646	82.48
3.000%	1,146	248,309,105.38	88.88	6.644	658	80.87
4.000%	3	572,933.62	0.21	8.049	584	69.30
5.000%	15	3,470,094.17	1.24	6.173	708	72.89
6.000%	4	850,122.99	0.30	5.308	717	77.82
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Caps	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
1.000%	1,283	$269,225,455.91	96.36%	6.676%	657	80.95%
1.500%	31	6,310,682.32	2.26	7.514	585	75.17
2.000%	10	3,281,767.21	1.17	5.521	681	74.05
2.500%	3	572,933.62	0.21	8.049	584	69.30
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Maximum Mortgage Rate

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
10.001% to 10.500%	18	$5,022,195.28	1.80%	5.231%	692	77.16%
10.501% to 11.000%	29	6,766,689.51	2.42	5.738	678	76.64
11.001% to 11.500%	81	20,076,398.75	7.19	5.658	699	79.48
11.501% to 12.000%	210	50,879,285.01	18.21	5.902	692	78.33
12.001% to 12.500%	256	60,251,081.86	21.57	6.375	668	80.42
12.501% to 13.000%	307	65,748,864.12	23.53	6.848	647	81.62
13.001% to 13.500%	154	28,075,529.07	10.05	7.326	638	83.37
13.501% to 14.000%	115	20,430,518.93	7.31	7.678	603	83.44
14.001% to 14.500%	54	8,224,882.03	2.94	8.110	580	81.99
14.501% to 15.000%	46	6,725,563.36	2.41	8.497	583	80.10
15.001% to 15.500%	20	2,945,421.99	1.05	9.078	595	87.06
15.501% to 16.000%	15	1,849,778.78	0.66	8.943	612	87.64
16.001% to 16.500%	14	1,414,646.32	0.51	9.649	557	75.79
16.501% to 17.000%	3	416,584.36	0.15	10.369	574	66.38
17.001% to 17.500%	3	299,816.31	0.11	10.960	517	71.75
17.501% to 18.000%	2	263,583.38	0.09	11.626	522	69.27
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Minimum Mortgage Rate(1)

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
None	12	$2,602,701.14	0.93%	6.172%	727	77.67%
2.001% to 2.500%	6	1,302,670.81	0.47	6.411	713	80.15
3.001% to 3.500%	12	2,689,757.46	0.96	6.119	672	77.58
3.501% to 4.000%	18	4,605,646.57	1.65	6.573	691	76.64
4.001% to 4.500%	24	6,119,445.89	2.19	6.431	704	79.64
4.501% to 5.000%	54	12,985,019.31	4.65	5.977	708	78.71
5.001% to 5.500%	133	36,080,611.09	12.91	5.816	703	79.08
5.501% to 6.000%	214	54,151,168.37	19.38	6.186	679	80.33
6.001% to 6.500%	221	47,914,454.64	17.15	6.458	657	80.39
6.501% to 7.000%	277	55,962,967.07	20.03	6.922	634	82.16
7.001% to 7.500%	131	22,119,223.80	7.92	7.364	614	82.73
7.501% to 8.000%	107	17,889,996.60	6.40	7.868	591	80.60
8.001% to 8.500%	41	6,164,181.91	2.21	8.386	575	84.34
8.501% to 9.000%	36	4,540,955.97	1.63	8.834	591	85.08
9.001% to 9.500%	14	1,930,798.25	0.69	9.322	609	87.66
9.501% to 10.000%	10	788,841.97	0.28	9.806	556	78.31
10.001% to 10.500%	11	810,088.12	0.29	10.220	538	73.92
10.501% to 11.000%	3	304,309.69	0.11	10.766	580	71.32
11.001% to 11.500%	2	230,219.09	0.08	11.177	507	72.28
11.501% to 12.000%	1	197,781.31	0.07	11.990	517	65.00
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

*Combined LTV if the loan is a second lien
(1) The margin was used if minimum rate equaled zero.

DESCRIPTION OF THE GROUP I MORTGAGE LOANS

Next Loan Rate Adjustment

Next Loan Rate Adjustment (Month-Year)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
July - 05	3	$348,488.50	0.12%	7.251%	660	80.00%
August - 05	35	4,494,457.15	1.61	7.297	637	83.02
September - 05	24	2,559,028.45	0.92	7.446	616	84.56
October - 05	10	1,868,028.72	0.67	6.438	665	80.37
November - 05	9	1,372,716.17	0.49	7.668	603	75.88
December - 05	8	868,271.02	0.31	8.444	572	77.89
January - 06	12	1,740,881.18	0.62	6.979	621	83.37
February - 06	2	628,846.64	0.23	5.914	633	82.76
March - 06	1	47,392.66	0.02	7.150	517	68.57
April - 06	11	2,797,955.94	1.00	6.534	644	73.52
May - 06	4	705,196.69	0.25	8.163	542	82.11
June - 06	4	1,336,966.10	0.48	6.663	618	78.73
July - 06	5	958,596.52	0.34	7.392	618	74.83
August - 06	14	2,613,071.02	0.94	7.319	593	73.88
September - 06	23	3,463,880.96	1.24	7.960	601	81.11
October - 06	19	4,168,763.47	1.49	7.052	627	82.69
November - 06	6	1,539,838.30	0.55	6.133	676	79.89
December - 06	5	666,541.94	0.24	7.445	650	73.17
January - 07	11	1,731,912.58	0.62	7.479	640	77.93
February - 07	23	3,904,682.96	1.40	7.678	647	82.50
March - 07	57	12,078,549.41	4.32	7.300	643	79.03
April - 07	341	75,483,092.41	27.02	6.612	657	80.45
May - 07	349	80,163,266.20	28.69	6.614	670	81.89
June - 07	41	8,990,862.60	3.22	6.694	636	78.37
July - 07	1	223,991.97	0.08	5.875	725	80.00
August - 07	1	630,000.00	0.23	5.250	785	75.00
September - 07	4	851,451.08	0.30	5.975	659	80.99
October - 07	6	801,816.16	0.29	7.905	618	84.62
November - 07	3	670,337.14	0.24	7.401	646	81.67
December - 07	4	805,735.52	0.29	7.058	637	76.98
January - 08	8	1,998,471.63	0.72	6.941	639	81.11
February - 08	4	1,465,500.00	0.52	6.855	671	79.82
March - 08	7	1,048,991.15	0.38	6.596	634	77.57
April - 08	131	26,163,059.38	9.36	6.380	651	81.26
May - 08	97	21,265,093.03	7.61	6.384	654	81.41
June - 08	6	1,466,023.47	0.52	6.506	630	83.64
June - 09	1	212,000.00	0.08	5.750	695	80.00
August - 09	2	211,368.40	0.08	6.188	655	73.08
September - 09	1	228,800.00	0.08	6.250	751	80.00
October - 09	2	479,792.89	0.17	5.504	743	67.35
November - 09	1	216,800.00	0.08	5.875	774	80.00
cember - 09	3	712,500.00	0.26	5.750	657	75.00
January - 10	1	204,300.00	0.07	6.000	733	80.00
February - 10	1	87,999.99	0.03	6.250	736	80.00
March - 10	2	321,337.56	0.12	6.527	668	82.84
April - 10	11	2,167,796.63	0.78	6.638	712	79.90
May - 10	13	2,626,385.47	0.94	6.022	721	72.60
Total:	**1,327**	**$279,390,839.06**	**100.00%**	**6.684%**	**656**	**80.71%**

***Combined LTV if the loan is a second lien**

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

C-BASS Series 2005-CB4
Mortgage Loan Characteristics Summary Report

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$230,173,609.86		
Number of Mortgage Loans	1,790		
Average Current Principal Loan Balance	$128,588.61	$9,926.54	$748,764.43
Average Original Principal Loan Balance	$129,074.90	$10,000.00	$750,000.00
Weighted Average Current Combined Loan-to-Value Ratio	78.83	15.13	107.72
Weighted Average Mortgage Loan Rate	7.318	3.500	14.875
Weighted Average Original Term to Maturity (months)	328	58	360
Weighted Average Remaining Term to Maturity (months)	324	49	360
(1) Weighted Average Credit Score	640	448	815

(1) Non-Zero Weighted average.

	Range	Percent of Statistical Calculation Date Principal Balance
Loan Type	Fixed	100.00%
	ARMs	0.00%
Lien	First	89.76%
	Second	10.24%
Balloon Loans		8.81%
Interest Only Loans		1.40%
FHA Insured Loans		0.00%
Seller Financed Loans		2.83%
Simple Interest Loans		0.00%
Section 32 Loans		0.00%
Loans with Borrower PMI		0.20%
Loans with Prepayment Penalties		81.88%

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Current Principal Balance

Range of Current Principal Balances	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
$1 to $50,000	374	$12,885,120.18	5.60%	10.073%	640	92.47%
$50,001 to $100,000	473	34,927,368.97	15.17	8.446	635	80.81
$100,001 to $150,000	389	48,374,395.62	21.02	7.330	637	79.63
$150,001 to $200,000	233	40,639,822.81	17.66	7.000	634	76.61
$200,001 to $250,000	131	29,611,192.47	12.86	6.740	647	76.68
$250,001 to $300,000	85	23,295,148.51	10.12	6.657	635	76.02
$300,001 to $350,000	46	14,900,624.02	6.47	6.817	649	80.12
$350,001 to $400,000	27	10,121,313.81	4.40	6.541	651	80.97
$400,001 to $450,000	15	6,298,012.07	2.74	6.348	649	74.82
$450,001 to $500,000	8	3,763,025.89	1.63	6.490	653	81.44
$500,001 to $550,000	4	2,124,914.53	0.92	5.938	621	71.51
$550,001 to $600,000	2	1,119,837.65	0.49	6.275	769	70.63
$600,001 to $650,000	1	619,460.97	0.27	6.990	669	82.80
$700,001 to $750,000	2	1,493,372.36	0.65	6.491	682	73.80
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

CREDIT Score

Range of CREDIT Scores	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
0 to 0	7	$604,679.41	0.26%	7.939%	NA	97.15%
441 to 460	3	150,866.65	0.07	10.455	453	81.99
461 to 480	5	582,106.92	0.25	8.001	471	94.04
481 to 500	12	649,287.52	0.28	8.598	488	87.12
501 to 520	36	3,451,632.27	1.50	8.389	512	66.16
521 to 540	55	6,903,896.16	3.00	8.140	530	69.73
541 to 560	82	10,252,069.55	4.45	7.612	551	73.39
561 to 580	91	11,844,592.67	5.15	7.554	570	75.14
581 to 600	165	21,829,170.31	9.48	7.380	592	76.57
601 to 620	237	29,106,446.87	12.65	7.478	611	77.38
621 to 640	231	33,856,174.19	14.71	7.130	631	78.60
641 to 660	237	30,424,239.68	13.22	7.234	650	81.33
661 to 680	195	24,419,818.23	10.61	7.276	671	82.32
681 to 700	152	19,147,098.76	8.32	7.172	690	80.56
701 to 720	115	14,727,603.21	6.40	7.210	709	80.97
721 to 740	75	9,454,082.96	4.11	6.928	729	85.06
741 to 760	35	4,806,782.15	2.09	7.124	749	84.75
761 to 780	36	4,883,471.76	2.12	6.696	770	82.28
781 to 800	16	2,537,206.07	1.10	6.819	785	79.78
801 to 820	5	542,384.52	0.24	7.189	808	90.85
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Original Term To Maturity

Range of Original Term To Maturity (months)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
58 to 72	3	$97,598.59	0.04%	7.985%	660	95.37%
85 to 96	1	149,245.84	0.06	6.000	NA	96.77
97 to 108	1	32,081.49	0.01	7.000	621	81.87
109 to 120	12	929,444.11	0.40	7.196	611	69.58
121 to 132	1	48,045.09	0.02	8.500	620	92.00
133 to 144	1	25,620.13	0.01	8.000	626	74.26
157 to 168	1	168,910.37	0.07	8.000	642	88.59
169 to 180	537	32,250,220.15	14.01	9.248	647	88.08
181 to 192	1	40,583.46	0.02	10.000	527	90.00
205 to 216	1	37,631.96	0.02	10.000	548	71.81
229 to 240	94	8,534,185.50	3.71	8.218	634	82.23
241 to 252	1	59,563.34	0.03	8.000	477	67.64
253 to 264	1	70,225.14	0.03	7.500	545	88.20
265 to 276	7	480,629.58	0.21	6.931	654	73.07
289 to 300	4	518,973.36	0.23	6.933	678	88.52
301 to 312	4	381,505.84	0.17	8.089	553	90.00
313 to 324	3	287,610.82	0.12	6.904	627	92.40
325 to 336	2	160,889.09	0.07	8.225	603	93.83
337 to 348	1	77,263.81	0.03	9.000	NA	97.94
349 to 360	1,114	185,823,382.19	80.73	6.940	640	77.32
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Remaining Term To Maturity

Range of Remaining Term To Maturity (months)	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
49 to 60	3	$97,598.59	0.04%	7.985%	660	95.37%
73 to 84	1	149,245.84	0.06	6.000	NA	96.77
97 to 108	2	62,119.54	0.03	7.484	677	81.43
109 to 120	12	947,451.15	0.41	7.237	608	70.35
133 to 144	1	25,620.13	0.01	8.000	626	74.26
145 to 156	3	287,819.87	0.13	8.121	620	84.29
157 to 168	11	689,159.09	0.30	8.474	596	90.20
169 to 180	525	31,482,735.02	13.68	9.270	649	88.07
181 to 192	1	37,631.96	0.02	10.000	548	71.81
205 to 216	4	277,388.68	0.12	7.683	593	95.60
217 to 228	4	115,772.78	0.05	9.134	615	89.34
229 to 240	87	8,200,587.38	3.56	8.222	634	81.57
241 to 252	4	337,125.11	0.15	5.927	704	71.19
253 to 264	3	160,954.19	0.07	8.932	538	78.14
265 to 276	1	52,775.42	0.02	8.000	541	89.80
277 to 288	1	145,357.73	0.06	9.000	472	85.46
289 to 300	7	803,072.55	0.35	6.859	654	88.56
301 to 312	2	190,300.82	0.08	7.535	630	97.82
313 to 324	1	49,358.92	0.02	8.500	585	95.00
325 to 336	11	1,295,853.23	0.56	6.667	597	84.88
337 to 348	56	6,327,889.33	2.75	7.568	650	77.24
349 to 360	1,050	178,437,792.53	77.52	6.922	640	77.30
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Property Type

Property Types	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Two Family	84	$15,045,718.04	6.54%	7.133%	658	77.34%
Condo	108	11,838,287.07	5.14	7.364	657	77.88
Four Family	13	2,567,741.64	1.12	6.963	696	66.81
Manufactured Housing	57	4,919,277.81	2.14	8.038	619	80.78
PUD	167	20,798,765.85	9.04	7.751	652	83.95
Single Family	1,336	171,228,997.13	74.39	7.267	635	78.94
Three Family	21	3,352,151.23	1.46	7.135	669	76.88
Townhouse	4	422,671.09	0.18	7.015	650	69.86
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

Occupancy Type

Occupancy Types	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Primary	1,653	$213,383,196.85	92.71%	7.293%	637	79.13%
Investor	117	13,554,095.34	5.89	7.673	678	78.91
Secondary	20	3,236,317.67	1.41	7.465	696	76.87
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Purchase	603	$50,279,341.21	21.84%	8.157%	665	89.03%
Equity Refinance	1,078	164,875,632.53	71.63	7.081	632	75.93
Rate/Term Refinance	109	15,018,636.12	6.52	7.113	647	80.51
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Current Mortgage Loan Rate

Range of Current Mortgage Loan Rates	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
3.500% to 3.500%	8	$876,100.29	0.38%	3.500%	695	93.94%
3.501% to 4.000%	2	189,207.29	0.08	4.000	663	94.97
4.001% to 4.500%	2	218,220.77	0.09	4.500	643	83.72
4.501% to 5.000%	2	643,734.58	0.28	4.921	546	82.74
5.001% to 5.500%	3	537,673.31	0.23	5.500	658	85.91
5.501% to 6.000%	124	25,891,916.43	11.25	5.919	673	73.34
6.001% to 6.500%	229	44,904,703.00	19.51	6.345	657	71.86
6.501% to 7.000%	344	60,726,431.80	26.38	6.806	638	78.07
7.001% to 7.500%	215	31,332,076.84	13.61	7.304	629	79.30
7.501% to 8.000%	185	21,631,641.71	9.40	7.806	621	82.12
8.001% to 8.500%	95	9,350,520.88	4.06	8.317	602	79.64
8.501% to 9.000%	89	7,159,478.53	3.11	8.810	621	85.53
9.001% to 9.500%	58	4,532,026.27	1.97	9.328	616	85.17
9.501% to 10.000%	79	4,667,816.54	2.03	9.874	639	91.09
10.001% to 10.500%	78	4,604,605.37	2.00	10.379	659	98.34
10.501% to 11.000%	162	7,834,770.80	3.40	10.879	638	97.15
11.001% to 11.500%	30	1,211,627.02	0.53	11.317	618	97.24
11.501% to 12.000%	42	1,760,383.59	0.76	11.790	599	96.23
12.001% to 12.500%	10	480,926.56	0.21	12.354	595	84.30
12.501% to 13.000%	15	655,893.85	0.28	12.872	652	93.49
13.001% to 13.500%	10	495,032.66	0.22	13.370	677	93.36
13.501% to 14.000%	4	234,266.38	0.10	13.749	609	92.52
14.001% to 14.500%	2	161,652.69	0.07	14.260	558	79.50
14.501% to 15.000%	2	72,902.70	0.03	14.812	628	97.47
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Current Combined Loan-to-Value Ratio*

Range of Current Combined Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
10.01% to 20.00%	7	$444,999.15	0.19%	6.967%	608	17.91%
20.01% to 30.00%	16	1,414,235.89	0.61	6.829	624	26.67
30.01% to 40.00%	31	3,631,079.90	1.58	6.845	635	35.91
40.01% to 50.00%	64	9,214,812.42	4.00	6.828	627	46.24
50.01% to 60.00%	92	14,700,602.39	6.39	6.689	628	56.29
60.01% to 70.00%	184	31,418,250.44	13.65	6.947	619	65.98
70.01% to 80.00%	368	58,664,455.94	25.49	6.861	644	77.95
80.01% to 90.00%	410	65,874,580.00	28.62	7.145	639	87.17
90.01% to 100.00%	609	44,083,259.90	19.15	8.809	663	97.79
100.01% to 110.00%	9	727,333.83	0.32	7.839	573	104.58
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
California	261	$44,569,188.14	19.36%	7.036%	643	70.43%
Florida	240	30,744,142.97	13.36	7.268	625	78.48
New York	128	25,438,518.68	11.05	6.781	645	77.59
Maryland	68	10,471,849.13	4.55	7.441	618	78.93
New Jersey	56	10,128,931.10	4.40	7.116	631	76.79
Texas	115	8,015,209.79	3.48	8.308	646	85.02
Pennsylvania	70	6,998,455.34	3.04	7.439	647	84.44
Virginia	62	6,759,615.13	2.94	7.784	642	83.49
Nevada	44	5,931,768.76	2.58	7.468	678	82.90
Arizona	56	5,876,306.26	2.55	7.189	648	80.18
Ohio	58	5,694,942.39	2.47	7.372	651	86.01
Illinois	47	5,493,590.97	2.39	8.014	635	84.29
Oregon	37	4,260,197.04	1.85	7.577	647	81.69
Connecticut	26	3,822,755.56	1.66	6.921	645	80.46
Rhode Island	24	3,799,331.90	1.65	7.111	671	85.34
Tennessee	36	3,770,777.33	1.64	7.453	662	90.00
Michigan	44	3,714,844.56	1.61	7.611	608	79.54
Washington	32	3,685,252.50	1.60	7.405	653	82.75
Hawaii	13	3,207,451.42	1.39	6.350	693	78.77
Massachusetts	20	3,102,654.35	1.35	7.441	662	79.40
North Carolina	39	2,943,644.07	1.28	8.874	606	86.66
Georgia	32	2,831,326.11	1.23	8.408	630	85.67
Minnesota	20	2,625,664.19	1.14	7.364	631	77.59
Louisiana	31	2,594,006.75	1.13	7.746	607	81.89
South Carolina	20	1,999,559.16	0.87	7.710	633	78.41
Missouri	22	1,968,653.13	0.86	7.674	608	83.14
Indiana	21	1,861,105.48	0.81	7.841	641	85.66
Wisconsin	12	1,674,190.50	0.73	7.233	639	80.37
Idaho	15	1,569,090.41	0.68	7.084	649	84.82
Kentucky	14	1,467,203.17	0.64	7.309	657	85.34
Utah	13	1,423,538.97	0.62	7.266	637	86.09
Kansas	12	1,376,397.69	0.60	7.156	673	86.15
Alabama	14	1,111,000.49	0.48	7.588	686	90.85
Colorado	11	1,036,646.71	0.45	7.895	644	85.26
Mississippi	10	919,890.07	0.40	7.576	636	84.72
Arkansas	10	906,851.28	0.39	7.790	653	87.62
New Mexico	7	896,968.78	0.39	8.561	624	88.33
Nebraska	8	819,757.48	0.36	7.050	662	84.38
District of Columbia	4	707,441.92	0.31	7.582	594	71.42
Iowa	6	642,614.55	0.28	7.957	642	86.45
New Hampshire	5	612,976.17	0.27	6.673	632	70.77
West Virginia	7	611,601.75	0.27	7.737	672	84.89
Maine	5	526,687.46	0.23	8.010	613	75.43
Delaware	5	471,277.14	0.20	7.695	625	87.24
Oklahoma	4	453,284.45	0.20	7.511	629	86.89
Montana	3	339,698.71	0.15	7.648	629	88.98
Wyoming	1	149,245.84	0.06	6.000	NA	96.77
North Dakota	1	95,672.75	0.04	8.450	709	90.00
Alaska	1	51,831.36	0.02	10.500	601	100.00
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

DESCRIPTION OF THE GROUP II MORTGAGE LOANS

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
Alternative Documentation	12	$1,623,831.72	0.71%	7.711%	623	74.71%
Full Documentation	1,078	138,982,239.61	60.38	7.205	631	79.38
Limited Documentation	30	4,553,251.53	1.98	7.353	627	80.47
None Documentation	82	7,122,726.39	3.09	6.969	644	90.43
Stated Income Documentation	585	77,531,827.79	33.68	7.548	658	77.43
Streamlined Documentation	3	359,732.82	0.16	5.835	710	101.90
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

Prepayment Penalty Term

Prepayment Penalty Terms	Number of Mortgage Loans	Aggregate Current Principal Balance	Percentage of the Aggregate Current Principal Balance	Weighted Average Coupon	Weighted Average Credit Score	Weighted Average OLTV*
No Prepayment Penalties	439	$41,702,729.71	18.12%	8.015%	640	83.95%
12 months	98	18,761,269.33	8.15	7.253	647	78.64
24 months	138	10,021,346.40	4.35	9.100	649	89.28
30 months	2	134,798.87	0.06	13.794	579	88.65
35 months	3	221,380.64	0.10	10.860	647	99.64
36 months	864	116,906,091.02	50.79	7.127	639	76.32
48 months	1	30,580.35	0.01	11.500	664	100.00
60 months	245	42,395,413.54	18.42	6.723	639	79.59
Total:	**1,790**	**$230,173,609.86**	**100.00%**	**7.318%**	**640**	**79.09%**

*Combined LTV if the loan is a second lien

BOND SUMMARY (to Call)

Class AV-1

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	15.89	1.76	1.25	1.00	0.83	0.71	0.54
Modified Duration	11.52	1.66	1.19	0.96	0.80	0.68	0.53
First Principal Payment Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
Last Principal Payment Date	5/25/2029	2/25/2009	12/25/2007	5/25/2007	2/25/2007	12/25/2006	7/25/2006
Payment Windows (mos.)	1 to 286	1 to 43	1 to 29	1 to 22	1 to 19	1 to 17	1 to 12

Class AV-2

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	26.79	6.64	4.29	2.89	2.02	1.70	1.35
Modified Duration	16.55	5.68	3.85	2.67	1.91	1.62	1.29
First Principal Payment Date	5/25/2029	2/25/2009	12/25/2007	5/25/2007	2/25/2007	12/25/2006	7/25/2006
Last Principal Payment Date	8/25/2033	9/25/2018	1/25/2014	5/25/2011	4/25/2008	9/25/2007	4/25/2007
Payment Windows (mos.)	286 to 337	43 to 158	29 to 102	22 to 70	19 to 33	17 to 26	12 to 21

Class AV-3

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	28.04	13.58	9.05	6.31	2.81	2.17	1.72
Modified Duration	16.69	10.33	7.48	5.49	2.61	2.05	1.64
First Principal Payment Date	8/25/2033	9/25/2018	1/25/2014	5/25/2011	4/25/2008	9/25/2007	4/25/2007
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	6/25/2008	10/25/2007	5/25/2007
Payment Windows (mos.)	337 to 337	158 to 164	102 to 112	70 to 83	33 to 35	26 to 27	21 to 22

BOND SUMMARY (to Call)

Class AF-1

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	11.57	1.90	1.31	1.00	0.81	0.68	0.52
Modified Duration	8.95	1.78	1.25	0.96	0.78	0.66	0.50
First Principal Payment Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
Last Principal Payment Date	1/25/2024	8/25/2009	4/25/2008	8/25/2007	3/25/2007	12/25/2006	7/25/2006
Payment Windows (mos.)	1 to 222	1 to 49	1 to 33	1 to 25	1 to 20	1 to 17	1 to 12

Class AF-2

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	20.93	7.27	4.45	3.00	2.13	1.75	1.27
Modified Duration	12.88	5.89	3.88	2.71	1.97	1.64	1.20
First Principal Payment Date	1/25/2024	8/25/2009	4/25/2008	8/25/2007	3/25/2007	12/25/2006	7/25/2006
Last Principal Payment Date	3/25/2029	3/25/2018	5/25/2013	8/25/2010	4/25/2008	10/25/2007	3/25/2007
Payment Windows (mos.)	222 to 284	49 to 152	33 to 94	25 to 61	20 to 33	17 to 27	12 to 20

Class AF-3

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.43	13.58	9.20	6.53	4.15	2.39	1.77
Modified Duration	13.46	9.37	7.06	5.35	3.59	2.19	1.65
First Principal Payment Date	3/25/2029	3/25/2018	5/25/2013	8/25/2010	4/25/2008	10/25/2007	3/25/2007
Last Principal Payment Date	10/25/2032	3/25/2019	11/25/2014	6/25/2012	12/25/2010	2/25/2008	6/25/2007
Payment Windows (mos.)	284 to 327	152 to 164	94 to 112	61 to 83	33 to 65	27 to 31	20 to 23

Class AF-4

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	12.69	8.00	7.18	6.35	5.37	2.72	1.95
Modified Duration	9.01	6.34	5.85	5.31	4.60	2.49	1.82
First Principal Payment Date	8/25/2008	8/25/2008	9/25/2008	6/25/2009	9/25/2010	2/25/2008	6/25/2007
Last Principal Payment Date	8/25/2032	3/25/2019	11/25/2014	6/25/2012	12/25/2010	6/25/2008	8/25/2007
Payment Windows (mos.)	37 to 325	37 to 164	38 to 112	47 to 83	62 to 65	31 to 35	23 to 25

BOND SUMMARY (to Call)

Class M-1

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.62	9.01	6.07	4.85	4.89	4.05	2.72
Modified Duration	15.69	7.28	5.22	4.30	4.36	3.67	2.53
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	3/25/2009	1/25/2010	6/25/2008	8/25/2007
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	12/25/2010	11/25/2009	7/25/2008
Payment Windows (mos.)	259 to 337	53 to 164	37 to 112	44 to 83	54 to 65	35 to 52	25 to 36

Class M-2

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.62	9.01	6.07	4.77	4.50	4.29	2.96
Modified Duration	15.65	7.27	5.21	4.23	4.04	3.87	2.74
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	1/25/2009	7/25/2009	11/25/2009	7/25/2008
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	12/25/2010	11/25/2009	7/25/2008
Payment Windows (mos.)	259 to 337	53 to 164	37 to 112	42 to 83	48 to 65	52 to 52	36 to 36

Class M-3

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.62	9.01	6.07	4.74	4.32	4.29	2.96
Modified Duration	15.60	7.26	5.21	4.20	3.88	3.87	2.74
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	12/25/2008	6/25/2009	11/25/2009	7/25/2008
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	12/25/2010	11/25/2009	7/25/2008
Payment Windows (mos.)	259 to 337	53 to 164	37 to 112	41 to 83	47 to 65	52 to 52	36 to 36

Class M-4

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.62	9.01	6.07	4.71	4.22	4.20	2.94
Modified Duration	15.39	7.22	5.18	4.16	3.79	3.78	2.71
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	11/25/2008	3/25/2009	8/25/2009	5/25/2008
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	12/25/2010	11/25/2009	7/25/2008
Payment Windows (mos.)	259 to 337	53 to 164	37 to 112	40 to 83	44 to 65	49 to 52	34 to 36

Class M-5

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.62	9.01	6.07	4.68	4.12	3.98	2.80
Modified Duration	15.34	7.20	5.18	4.13	3.70	3.59	2.59
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	11/25/2008	2/25/2009	5/25/2009	4/25/2008
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	12/25/2010	11/25/2009	7/25/2008
Payment Windows (mos.)	259 to 337	53 to 164	37 to 112	40 to 83	43 to 65	46 to 52	33 to 36

Class M-6

Percent Prepay Assumption	0%	50%	75%	**100%**	125%	150%	200%
Average Life (yrs.)	25.62	9.01	6.07	4.67	4.07	3.84	2.70
Modified Duration	15.22	7.18	5.16	4.11	3.65	3.47	2.50
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	10/25/2008	1/25/2009	3/25/2009	2/25/2008
Last Principal Payment Date	8/25/2033	3/25/2019	11/25/2014	6/25/2012	12/25/2010	11/25/2009	7/25/2008
Payment Windows (mos.)	259 to 337	53 to 164	37 to 112	39 to 83	42 to 65	44 to 52	31 to 36

BOND SUMMARY (to Maturity)

Class AV-1

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	15.89	1.76	1.25	1.00	0.83	0.71	0.54
Modified Duration	11.52	1.66	1.19	0.96	0.80	0.68	0.53
First Principal Payment Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
Last Principal Payment Date	5/25/2029	2/25/2009	12/25/2007	5/25/2007	2/25/2007	12/25/2006	7/25/2006
Payment Windows (mos.)	1 to 286	1 to 43	1 to 29	1 to 22	1 to 19	1 to 17	1 to 12

Class AV-2

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	27.00	6.64	4.29	2.89	2.02	1.70	1.35
Modified Duration	16.62	5.68	3.85	2.67	1.91	1.62	1.29
First Principal Payment Date	5/25/2029	2/25/2009	12/25/2007	5/25/2007	2/25/2007	12/25/2006	7/25/2006
Last Principal Payment Date	12/25/2034	9/25/2018	1/25/2014	5/25/2011	4/25/2008	9/25/2007	4/25/2007
Payment Windows (mos.)	286 to 353	43 to 158	29 to 102	22 to 70	19 to 33	17 to 26	12 to 21

Class AV-3

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	29.54	14.37	9.23	6.31	2.81	2.17	1.72
Modified Duration	17.17	10.78	7.60	5.49	2.61	2.05	1.64
First Principal Payment Date	12/25/2034	9/25/2018	1/25/2014	5/25/2011	4/25/2008	9/25/2007	4/25/2007
Last Principal Payment Date	3/25/2035	5/25/2021	9/25/2015	6/25/2012	6/25/2008	10/25/2007	5/25/2007
Payment Windows (mos.)	353 to 356	158 to 190	102 to 122	70 to 83	33 to 35	26 to 27	21 to 22

BOND SUMMARY (to Maturity)

Class AF-1

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	11.57	1.90	1.31	1.00	0.81	0.68	0.52
Modified Duration	8.95	1.78	1.25	0.96	0.78	0.66	0.50
First Principal Payment Date	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005	8/25/2005
Last Principal Payment Date	1/25/2024	8/25/2009	4/25/2008	8/25/2007	3/25/2007	12/25/2006	7/25/2006
Payment Windows (mos.)	1 to 222	1 to 49	1 to 33	1 to 25	1 to 20	1 to 17	1 to 12

Class AF-2

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	20.93	7.27	4.45	3.00	2.13	1.75	1.27
Modified Duration	12.88	5.89	3.88	2.71	1.97	1.64	1.20
First Principal Payment Date	1/25/2024	8/25/2009	4/25/2008	8/25/2007	3/25/2007	12/25/2006	7/25/2006
Last Principal Payment Date	3/25/2029	3/25/2018	5/25/2013	8/25/2010	4/25/2008	10/25/2007	3/25/2007
Payment Windows (mos.)	222 to 284	49 to 152	33 to 94	25 to 61	20 to 33	17 to 27	12 to 20

Class AF-3

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.43	17.92	12.85	9.14	5.45	2.39	1.77
Modified Duration	13.46	11.07	8.89	6.88	4.43	2.19	1.65
First Principal Payment Date	3/25/2029	3/25/2018	5/25/2013	8/25/2010	4/25/2008	10/25/2007	3/25/2007
Last Principal Payment Date	10/25/2032	1/25/2031	12/25/2025	5/25/2021	5/25/2018	2/25/2008	6/25/2007
Payment Windows (mos.)	284 to 327	152 to 306	94 to 245	61 to 190	33 to 154	27 to 31	20 to 23

Class AF-4

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	12.69	8.11	7.49	7.04	7.04	2.72	1.95
Modified Duration	9.01	6.39	6.03	5.77	5.78	2.49	1.82
First Principal Payment Date	8/25/2008	8/25/2008	9/25/2008	6/25/2009	9/25/2010	2/25/2008	6/25/2007
Last Principal Payment Date	8/25/2032	11/25/2030	9/25/2025	3/25/2021	3/25/2018	6/25/2008	8/25/2007
Payment Windows (mos.)	37 to 325	37 to 304	38 to 242	47 to 188	62 to 152	31 to 35	23 to 25

BOND SUMMARY (to Maturity)

Class M-1

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.78	9.82	6.76	5.39	5.31	6.89	4.61
Modified Duration	15.74	7.69	5.64	4.67	4.67	5.84	4.08
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	3/25/2009	1/25/2010	6/25/2008	8/25/2007
Last Principal Payment Date	1/25/2035	7/25/2028	11/25/2022	12/25/2018	2/25/2016	12/25/2015	11/25/2012
Payment Windows (mos.)	259 to 354	53 to 276	37 to 208	44 to 161	54 to 127	35 to 125	25 to 88

Class M-2

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.78	9.80	6.74	5.29	4.91	5.49	3.90
Modified Duration	15.70	7.68	5.62	4.59	4.34	4.82	3.54
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	1/25/2009	7/25/2009	4/25/2010	12/25/2008
Last Principal Payment Date	1/25/2035	12/25/2027	3/25/2022	6/25/2018	9/25/2015	10/25/2013	4/25/2011
Payment Windows (mos.)	259 to 354	53 to 269	37 to 200	42 to 155	48 to 122	57 to 99	41 to 69

Class M-3

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.77	9.79	6.72	5.24	4.71	4.84	3.41
Modified Duration	15.65	7.66	5.60	4.55	4.18	4.30	3.12
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	12/25/2008	6/25/2009	12/25/2009	9/25/2008
Last Principal Payment Date	12/25/2034	5/25/2027	7/25/2021	11/25/2017	4/25/2015	5/25/2013	1/25/2011
Payment Windows (mos.)	259 to 353	53 to 262	37 to 192	41 to 148	47 to 117	53 to 94	38 to 66

Class M-4

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.77	9.77	6.70	5.20	4.60	4.53	3.19
Modified Duration	15.44	7.60	5.57	4.50	4.07	4.04	2.93
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	11/25/2008	3/25/2009	8/25/2009	5/25/2008
Last Principal Payment Date	12/25/2034	12/25/2026	3/25/2021	8/25/2017	1/25/2015	3/25/2013	11/25/2010
Payment Windows (mos.)	259 to 353	53 to 257	37 to 188	40 to 145	44 to 114	49 to 92	34 to 64

Class M-5

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.77	9.74	6.68	5.15	4.49	4.28	3.01
Modified Duration	15.39	7.57	5.55	4.46	3.97	3.83	2.77
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	11/25/2008	2/25/2009	5/25/2009	4/25/2008
Last Principal Payment Date	11/25/2034	4/25/2026	8/25/2020	2/25/2017	8/25/2014	11/25/2012	8/25/2010
Payment Windows (mos.)	259 to 352	53 to 249	37 to 181	40 to 139	43 to 109	46 to 88	33 to 61

Class M-6

Percent Prepay Assumption	0%	50%	75%	100%	125%	150%	200%
Average Life (yrs.)	25.77	9.71	6.66	5.12	4.42	4.13	2.91
Modified Duration	15.26	7.53	5.52	4.42	3.91	3.70	2.67
First Principal Payment Date	2/25/2027	12/25/2009	8/25/2008	10/25/2008	1/25/2009	3/25/2009	2/25/2008
Last Principal Payment Date	11/25/2034	10/25/2025	3/25/2020	9/25/2016	4/25/2014	8/25/2012	6/25/2010
Payment Windows (mos.)	259 to 352	53 to 243	37 to 176	39 to 134	42 to 105	44 to 85	31 to 59

Yield Maintenance Agreement Schedules

		Group I Senior Certificates			Group 2 Senior Certificate		
Pay Date	Pay Period	Notional Schedule $	Cap Strike %	Cap Ceiling %	Notional Schedule $	Cap Strike %	Cap Ceiling %
Aug-2005	1	0.00	0.000	0.000	0.00	0.000	0.000
Sep-2005	2	217,672,911.61	6.486	9.825	90,429,349.20	7.127	9.860
Oct-2005	3	214,009,555.20	6.724	9.824	87,424,302.80	7.383	9.860
Nov-2005	4	209,688,252.45	6.526	9.823	83,970,679.32	7.157	9.860
Dec-2005	5	204,784,276.50	6.771	9.822	80,160,519.14	7.420	9.860
Jan-2006	6	199,348,602.74	6.575	9.820	76,031,055.34	7.201	9.860
Feb-2006	7	193,430,611.64	6.602	9.818	71,597,792.68	7.230	9.860
Mar-2006	8	187,128,263.92	7.377	9.816	66,915,929.97	8.057	9.860
Apr-2006	9	180,498,127.67	6.683	9.814	62,331,705.81	7.302	9.860
May-2006	10	173,552,168.56	6.970	9.811	57,848,984.73	7.594	9.860
Jun-2006	11	166,647,169.71	6.786	9.809	53,465,729.57	7.390	9.860
Jul-2006	12	159,942,416.53	7.072	9.806	49,179,751.96	7.692	9.860
Aug-2006	13	153,430,086.48	6.887	9.802	44,988,911.43	7.493	9.860
Sep-2006	14	147,107,373.84	6.951	9.799	40,891,114.30	7.551	9.860
Oct-2006	15	140,922,822.32	7.256	9.796	36,884,312.71	7.873	9.860
Nov-2006	16	134,671,382.08	7.097	9.792	32,966,503.58	7.685	9.860
Dec-2006	17	128,575,814.56	7.524	9.787	29,135,727.67	8.031	9.860
Jan-2007	18	121,987,790.76	7.381	9.782	25,390,068.62	7.861	9.860
Feb-2007	19	115,561,270.53	7.773	9.777	21,727,651.98	7.997	9.860
Mar-2007	20	109,238,071.41	8.792	9.771	18,146,644.36	9.007	9.860
Apr-2007	21	101,078,392.72	8.171	9.762	14,645,252.46	8.303	9.860
May-2007	22				11,221,722.26	9.033	9.860
Jun-2007	23				7,874,338.14	9.111	9.860
Jul-2007	24				4,601,422.03	9.799	9.860
Aug-2007	25						

Yield Maintenance Agreement Schedules

		Class M Certificates		
Pay Date	**Pay Period**	**Notional Schedule $**	**Cap Strike %**	**Cap Ceiling %**
Aug-2005	1	0.00	0.000	0.000
Sep-2005	2	60,893,000.00	5.689	7.682
Oct-2005	3	60,893,000.00	5.898	7.682
Nov-2005	4	60,893,000.00	5.693	7.682
Dec-2005	5	60,893,000.00	5.902	7.682
Jan-2006	6	60,893,000.00	5.696	7.682
Feb-2006	7	60,893,000.00	5.696	7.682
Mar-2006	8	60,893,000.00	6.374	7.682
Apr-2006	9	60,893,000.00	5.704	7.682
May-2006	10	60,893,000.00	5.924	7.682
Jun-2006	11	60,893,000.00	5.717	7.682
Jul-2006	12	60,893,000.00	5.931	7.682
Aug-2006	13	60,893,000.00	5.722	7.682
Sep-2006	14	60,893,000.00	5.728	7.682
Oct-2006	15	60,893,000.00	5.942	7.682
Nov-2006	16	60,893,000.00	5.741	7.682
Dec-2006	17	60,893,000.00	6.007	7.682
Jan-2007	18	60,893,000.00	5.806	7.682
Feb-2007	19	60,893,000.00	5.944	7.682
Mar-2007	20	60,893,000.00	6.658	7.682
Apr-2007	21	60,893,000.00	6.001	7.682
May-2007	22	60,893,000.00	6.848	7.682
Jun-2007	23	60,893,000.00	6.807	7.682
Jul-2007	24	60,893,000.00	7.054	7.682
Aug-2007	25	60,893,000.00	6.848	7.682
Sep-2007	26	60,893,000.00	6.850	7.682
Oct-2007	27	60,893,000.00	7.106	7.682
Nov-2007	28	60,893,000.00	7.051	7.682
Dec-2007	29	60,893,000.00	7.381	7.682
Jan-2008	30	60,893,000.00	7.125	7.682
Feb-2008	31	60,893,000.00	7.203	7.682
Mar-2008	32	60,893,000.00	7.682	7.682
Apr-2008	33	60,893,000.00	7.223	7.682
May-2008	34			
Jun-2008	35			
Jul-2008	36			

Rate Cap Table

Pay Date	Pay Period	Group I Rate Cap %(1)	Group I Effective Max Rate Cap %(2)	Group I Effective Max Rate Cap %(3)	Group II Rate Cap %(1)	Group II Effective Max Rate Cap %(2)	Group II Effective Max Rate Cap %(3)
Aug-2005	1	12.36	13.73	13.73	13.62	15.00	15.00
Sep-2005	2	5.98	6.66	10.00	6.59	7.27	10.00
Oct-2005	3	6.19	6.90	10.00	6.81	7.52	10.00
Nov-2005	4	5.99	6.70	10.00	6.59	7.30	10.00
Dec-2005	5	6.19	6.95	10.00	6.81	7.56	10.00
Jan-2006	6	6.00	6.76	10.00	6.59	7.34	10.00
Feb-2006	7	6.00	6.78	10.00	6.58	7.37	10.00
Mar-2006	8	6.65	7.56	10.00	7.29	8.20	10.00
Apr-2006	9	6.00	6.87	10.00	6.58	7.44	10.00
May-2006	10	6.22	7.16	10.00	6.80	7.73	10.00
Jun-2006	11	6.02	6.98	10.00	6.59	7.53	10.00
Jul-2006	12	6.22	7.27	10.00	6.80	7.83	10.00
Aug-2006	13	6.02	7.09	10.00	6.59	7.63	10.00
Sep-2006	14	6.02	7.15	10.00	6.59	7.69	10.00
Oct-2006	15	6.23	7.46	10.00	6.81	8.01	10.00
Nov-2006	16	6.03	7.31	10.00	6.59	7.83	10.00
Dec-2006	17	6.32	7.74	10.00	6.81	8.17	10.00
Jan-2007	18	6.12	7.60	10.00	6.59	8.00	10.00
Feb-2007	19	6.37	8.00	10.00	6.59	8.14	10.00
Mar-2007	20	7.07	9.02	10.00	7.29	9.15	10.00
Apr-2007	21	6.40	8.41	10.00	6.59	8.44	10.00
May-2007	22	7.83	10.38	10.38	6.81	9.17	10.00
Jun-2007	23	7.94	10.84	10.84	6.59	9.25	10.00
Jul-2007	24	8.22	11.61	11.61	6.81	9.94	10.00
Aug-2007	25	7.96	11.81	11.81	6.59	10.09	10.09
Sep-2007	26	7.96	12.16	12.16			
Oct-2007	27	8.22	12.80	12.80			
Nov-2007	28	8.09	13.18	13.18			
Dec-2007	29	8.44	14.13	14.13			
Jan-2008	30	8.17	13.98	13.98			
Feb-2008	31	8.24	14.58	14.58			
Mar-2008	32	8.81	16.03	16.03			
Apr-2008	33	8.27	15.52	15.52			
May-2008	34	8.73	17.60	17.60			
Jun-2008	35	8.74	18.48	18.48			
Jul-2008	36	9.04	19.96	19.96			

(1) Assumes that the 1 month LIBOR, 6 month LIBOR, and 1 year LIBOR remain at 3.4800%, 3.8800% and 4.1200% respectively and the cashflows are run at the pricing speed to call.
(2) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00%.
(3) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00% and proceeds are received with respect to the related Yield Maintenance Agreement.

Rate Cap Table

Pay Date	Pay Period	Group I Rate Cap %(1)	Group I Effective Max Rate Cap %(2)	Group I Effective Max Rate Cap %(3)	Group II Rate Cap %(1)	Group II Effective Max Rate Cap %(2)	Group II Effective Max Rate Cap %(3)
Aug-2008	37	8.75	140.54	140.54	-	-	-
Sep-2008	38	8.75	28.09	28.09	-	-	-
Oct-2008	39	9.04	28.44	28.44	-	-	-
Nov-2008	40	8.79	27.88	27.88	-	-	-
Dec-2008	41	9.13	28.84	28.84	-	-	-
Jan-2009	42	8.84	27.54	27.54	-	-	-
Feb-2009	43	8.84	27.22	27.22	-	-	-
Mar-2009	44	9.78	29.74	29.74	-	-	-
Apr-2009	45	8.84	26.53	26.53	-	-	-
May-2009	46	9.13	27.18	27.18	-	-	-
Jun-2009	47	8.84	26.14	26.14	-	-	-
Jul-2009	48	9.13	27.15	27.15	-	-	-
Aug-2009	49	8.84	26.70	26.70	-	-	-
Sep-2009	50	8.84	27.10	27.10	-	-	-
Oct-2009	51	9.13	28.47	28.47	-	-	-
Nov-2009	52	8.84	28.13	28.13	-	-	-
Dec-2009	53	9.13	29.75	29.75	-	-	-
Jan-2010	54	8.84	29.34	29.34	-	-	-
Feb-2010	55	8.85	29.93	29.93	-	-	-
Mar-2010	56	9.79	33.85	33.85	-	-	-
Apr-2010	57	8.85	31.23	31.23	-	-	-
May-2010	58	9.17	33.09	33.09	-	-	-
Jun-2010	59	8.89	32.84	32.84	-	-	-
Jul-2010	60	9.19	34.80	34.80	-	-	-
Aug-2010	61	8.89	34.59	34.59	-	-	-
Sep-2010	62	8.89	35.61	35.61	-	-	-
Oct-2010	63	9.19	37.96	37.96	-	-	-
Nov-2010	64	8.89	37.99	37.99	-	-	-
Dec-2010	65	9.19	40.69	40.69	-	-	-
Jan-2011	66	8.89	40.91	40.91	-	-	-
Feb-2011	67	8.89	42.64	42.64	-	-	-
Mar-2011	68	9.85	49.35	49.35	-	-	-
Apr-2011	69	8.89	37.72	37.72	-	-	-
May-2011	70	9.19	36.21	36.21	-	-	-
Jun-2011	71	8.89	37.09	37.09	-	-	-

(1) Assumes that the 1 month LIBOR, 6 month LIBOR, and 1 year LIBOR remain at 3.4800%, 3.8800% and 4.1200% respectively and the cashflows are run at the pricing speed to call.
(2) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00%.
(3) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00% and proceeds are received with respect to the related Yield Maintenance Agreement.

Rate Cap Table

Pay Date	Pay Period	Group I Rate Cap %(1)	Group I Effective Max Rate Cap %(2)	Group I Effective Max Rate Cap %(3)	Group II Rate Cap %(1)	Group II Effective Max Rate Cap %(2)	Group II Effective Max Rate Cap %(3)
Jul-2011	**72**	9.19	40.79	40.79	-	-	-
Aug-2011	**73**	8.89	42.32	42.32	-	-	-
Sep-2011	**74**	8.89	45.73	45.73	-	-	-
Oct-2011	**75**	9.19	51.59	51.59	-	-	-
Nov-2011	**76**	8.89	55.23	22.65	-	-	-
Dec-2011	**77**	9.19	64.17	20.40	-	-	-
Jan-2012	**78**	8.89	71.34	20.40	-	-	-
Feb-2012	**79**	8.89	84.46	20.40	-	-	-
Mar-2012	**80**	9.51	111.75	20.40	-	-	-
Apr-2012	**81**	8.89	139.11	20.40	-	-	-
May-2012	**82**	9.19	219.78	20.40	-	-	-
Jun-2012	**83**	8.89	165.65	20.40	-	-	-

(1) Assumes that the 1 month LIBOR, 6 month LIBOR, and 1 year LIBOR remain at 3.4800%, 3.8800% and 4.1200% respectively and the cashflows are run at the pricing speed to call.
(2) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00%.
(3) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00% and proceeds are received with respect to the related Yield Maintenance Agreement.

Rate Cap Table

Pay Date	Pay Period	Class Max Rate Cap %(1)	Class M Effective Max Rate Cap %(2)	Class M Effective Max Rate Cap %(3)
Aug-2005	1	12.93	12.93	12.93
Sep-2005	2	6.26	6.26	8.25
Oct-2005	3	6.47	6.47	8.25
Nov-2005	4	6.26	6.26	8.25
Dec-2005	5	6.47	6.47	8.25
Jan-2006	6	6.26	6.26	8.25
Feb-2006	7	6.26	6.26	8.25
Mar-2006	8	6.94	6.94	8.25
Apr-2006	9	6.27	6.27	8.25
May-2006	10	6.49	6.49	8.25
Jun-2006	11	6.28	6.29	8.25
Jul-2006	12	6.49	6.50	8.25
Aug-2006	13	6.28	6.29	8.25
Sep-2006	14	6.28	6.30	8.25
Oct-2006	15	6.50	6.51	8.25
Nov-2006	16	6.29	6.31	8.25
Dec-2006	17	6.55	6.58	8.25
Jan-2007	18	6.34	6.37	8.25
Feb-2007	19	6.47	6.51	8.25
Mar-2007	20	7.17	7.23	8.25
Apr-2007	21	6.49	6.57	8.25
May-2007	22	7.32	7.42	8.25
Jun-2007	23	7.26	7.38	8.25
Jul-2007	24	7.50	7.62	8.25
Aug-2007	25	7.25	7.42	8.25
Sep-2007	26	7.24	7.42	8.25
Oct-2007	27	7.48	7.67	8.25
Nov-2007	28	7.30	7.62	8.25
Dec-2007	29	7.57	7.95	8.25
Jan-2008	30	7.32	7.69	8.25
Feb-2008	31	7.35	7.77	8.25
Mar-2008	32	7.85	8.31	8.31
Apr-2008	33	7.35	7.79	8.25
May-2008	34	7.67	8.32	8.32
Jun-2008	35	7.55	8.25	8.25
Jul-2008	36	7.80	8.52	8.52

(1) Assumes that the 1 month LIBOR, 6 month LIBOR, and 1 year LIBOR remain at 3.4800%, 3.8800% and 4.1200% respectively and the cashflows are run at the pricing speed to call.
(2) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00%.
(3) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00% and proceeds are received with respect to the related Yield Maintenance Agreement.

Rate Cap Table

Pay Date	Pay Period	Class Max Rate Cap %(1)	Class M Effective Max Rate Cap %(2)	Class M Effective Max Rate Cap %(3)
Aug-2008	37	7.54	8.29	8.29
Sep-2008	38	7.53	8.28	8.28
Oct-2008	39	7.78	8.55	8.55
Nov-2008	40	7.54	8.44	8.44
Dec-2008	41	7.80	8.82	8.82
Jan-2009	42	7.54	8.52	8.52
Feb-2009	43	7.54	8.52	8.52
Mar-2009	44	8.33	9.42	9.42
Apr-2009	45	7.52	8.49	8.49
May-2009	46	7.76	8.79	8.79
Jun-2009	47	7.51	8.54	8.54
Jul-2009	48	7.75	8.81	8.81
Aug-2009	49	7.49	8.52	8.52
Sep-2009	50	7.49	8.50	8.50
Oct-2009	51	7.73	8.78	8.78
Nov-2009	52	7.47	8.50	8.50
Dec-2009	53	7.71	8.81	8.81
Jan-2010	54	7.46	8.52	8.52
Feb-2010	55	7.45	8.51	8.51
Mar-2010	56	8.25	9.41	9.41
Apr-2010	57	7.44	8.48	8.48
May-2010	58	7.69	8.77	8.77
Jun-2010	59	7.44	8.48	8.48
Jul-2010	60	7.68	8.74	8.74
Aug-2010	61	7.43	8.45	8.45
Sep-2010	62	7.42	8.43	8.43
Oct-2010	63	7.66	8.70	8.70
Nov-2010	64	7.41	8.40	8.40
Dec-2010	65	7.65	8.67	8.67
Jan-2011	66	7.40	8.37	8.37
Feb-2011	67	7.39	8.36	8.36
Mar-2011	68	8.17	9.24	9.24
Apr-2011	69	7.37	8.33	8.33
May-2011	70	7.61	8.59	8.59
Jun-2011	71	7.36	8.30	8.30

(1) Assumes that the 1 month LIBOR, 6 month LIBOR, and 1 year LIBOR remain at 3.4800%, 3.8800% and 4.1200% respectively and the cashflows are run at the pricing speed to call.
(2) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00%.
(3) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00% and proceeds are received with respect to the related Yield Maintenance Agreement.

Rate Cap Table

Pay Date	Pay Period	Class Max Rate Cap %(1)	Class M Effective Max Rate Cap %(2)	Class M Effective Max Rate Cap %(3)
Jul-2011	72	7.60	8.56	8.56
Aug-2011	73	7.35	8.27	8.27
Sep-2011	74	7.34	8.26	8.26
Oct-2011	75	7.58	8.52	8.52
Nov-2011	76	7.33	8.23	8.23
Dec-2011	77	7.57	8.49	8.49
Jan-2012	78	7.31	8.20	8.20
Feb-2012	79	7.31	8.19	8.19
Mar-2012	80	7.80	8.74	8.74
Apr-2012	81	7.30	8.16	8.16
May-2012	82	7.53	8.42	8.42
Jun-2012	83	7.28	8.13	8.13

(1) Assumes that the 1 month LIBOR, 6 month LIBOR, and 1 year LIBOR remain at 3.4800%, 3.8800% and 4.1200% respectively and the cashflows are run at the pricing speed to call.
(2) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00%.
(3) Assumes that the 1 month LIBOR, 6 month LIBOR and 1 year LIBOR instantaneously increase to a rate of 20.00% and proceeds are received with respect to the related Yield Maintenance Agreement.